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04024335

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PSP Swiss Property

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 5052 FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 4/14/04

2003 Annual Report



Swiss Property

Contents

Charts/tables:
Due to roundings, the sum of listed individual positions may be higher/lower than 100%.

English translation of German original.

Key Figures

PSP Swiss Property Group	2002	2003
Key financial figures (in CHF 1 000)		
Rental income	144 476	163 886
Net changes in fair value of real estate investments	81 146	-34 718
Income from real estate services	33 642	30 624
EBITDA excluding gains/losses on real estate investments	127 625	144 811
Net income	152 513	59 425
Net income excluding gains/losses on real estate investments[1]	79 463	93 403
Cash flow from operating activities	128 636	69 144
Total assets	3 035 599	3 012 579
Real estate investments	2 894 962	2 822 500
Shareholders' equity	1 524 995	1 561 112
Shareholders' equity in % of total assets	50.2%	51.8%
Return on equity[2]	10.4%	3.9%
Key operating figures		
Number of properties	125	117
Implied yield, gross	6.3%	5.8%
Implied yield, net	5.5%	5.0%
Vacancy rate (CHF)	5.6%	12.0%
Employees	179	174
Per share figures (in CHF)		
Earnings per share (EPS)[3]	20.18	7.85
EPS excluding gains/losses on real estate investments[1,3]	10.51	12.33
Cash flow from operating activities per share[3]	17.02	9.13
Net asset value per share (NAV)[4]	202.34	204.07
NAV per share before deferred tax[4]	213.50	214.48
Dividend per share	6.00	6.60[5]
Share price (high/low)	159.50/144.50	182.00/148.00
Share price end of period	149.50	175.00

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[2] Net income in proportion to weighted shareholders' equity.
[3] Based on weighted average number of shares.
[4] Based on outstanding number of shares, before dividend payment.

Value of portfolio
in CHF million



3 000
2 500
2 000
1 500
1 000
500
0
1 081
1 500
2 264
2 895
2 823
1999
2000
2001
2002
2003

Shareholders' equity
in CHF million



748
999
1 441
1 525
1 561
1999
2000
2001
2002
2003

NAV per share
Share price



in CHF
220.00
200.00
180.00
160.00
140.00
120.00
100.00
149.61
170.87
188.96
202.34
204.07
1999
2000
2001
2002
2003

Value of portfolio 2003 by area



Other locations 12%
CHF 332 million
Objects under construction 3%
CHF 93 million
Zurich 57%
CHF 1 620 million
Geneva 14%
CHF 394 million
Lausanne, Basel, Bern 14%
CHF 384 million

PSP Swiss Property in Brief

PSP Swiss Property – Switzerland's leading real estate company

- **Management, Portfolio, Strategy**
  PSP Swiss Property has a long-term oriented, competent management and a high-quality commercial real estate portfolio. The company's success is based on the continuous review of growth opportunities and the ongoing portfolio optimisation in line with market trends. PSP Swiss Property aims at above-average profit and value growth. The company invests exclusively in Switzerland.

- **Real estate investments**
  PSP Swiss Property owns 117 office and commercial properties worth CHF 2.8 billion in prime locations in Switzerland's main cities, particularly Zurich and Geneva. In order to attain sustainable and stable growth, PSP Swiss Property applies a professional and active real estate asset management.

- **Real estate services**
  Apart from its own properties, PSP Swiss Property also manages properties for sophisticated institutional clients. These managed portfolios have a total aggregate value of approximately CHF 12 billion. Thanks to its broad regional presence, PSP Swiss Property has profound knowledge of the local real estate markets.

Growth strategy with a clear focus and ambitious targets

- PSP Swiss Property aims at further expanding its real estate portfolio with a medium-term target of CHF 5 billion. At the same time, the company wants to increase its shares' net asset value and improve liquidity on the stock market.

- 50 to 75% of consolidated annual net income (excluding gains/losses on real estate investments) are to be used for dividend payments to the shareholders.

- Targeted growth with a first-class real estate portfolio shall create added value for the shareholders. To achieve this goal, PSP Swiss Property purchases real estate by way of company takeovers, portfolio acquisitions or individual property purchases. The focus is on assets with unutilised potential.

- The planned merger with REG Real Estate Group is an important step in this strategy.

- Return on equity (ROE) shall exceed 7% on average over a five-year period.


10
Basler
Versicherungen

Reports

Dear Shareholders

2003 business review
In the past year, PSP Swiss Property focused on two goals: taking measures to optimise the existing portfolio's potential and evaluating possible takeovers or mergers. This process led to the planned merger with REG Real Estate Group which was communicated in November 2003.

In order to maintain sufficient financial liquidity, purchasing individual properties or smaller portfolios was less important. In fact, no properties were bought in 2003 but nine individual properties were sold for a total of CHF 91.1 million. The selling prices were 3.3% above CB Richard Ellis's valuations at the end of 2002 (including capital expenditures during the reporting period).

At the end of 2003, PSP Swiss Property's portfolio consisted of 117 commercial properties, including one object under construction in Geneva (finished and transferred to the tenant in February 2004). At the end of 2003, the value of the portfolio as a whole amounted to CHF 2 822.5 million.

The external mid-year portfolio valuation by CB Richard Ellis resulted in a reduction of the property portfolio market value by CHF 45.1 million. The reasons for this markdown were, on the one hand, the more difficult market environment for commercial properties in general and, on the other hand, higher estimates for outlays for improvements and renovations as well as the initial market valuation for the new SWING 2 and 5 buildings. Ignoring the properties sold in the second half-year of 2003, the decrease in the value of properties was CHF 44.1 million in the first half-year of 2003.

As of the end of 2003, Wüest&Partner replaced CB Richard Ellis as external valuation company. In order to obtain a comparison on the same basis, the investment properties were valued independently by the two companies at mid-year. The valuation by Wüest&Partner turned out CHF 3.8 million higher than the one by CB Richard Ellis.

Wüest&Partner's valuation in the second half of the year resulted in an increase in market value by CHF 5.6 million. Consequently the decrease in the value of properties for the year 2003 was in total CHF 34.7 million.

At the end of 2003, the portfolio's overall vacancy rate stood at 12.0% compared to 5.6% at the end of 2002 and 11.3% at mid-year 2003. Details on vacancy rates can be found in the chapter "Real Estate Investments Segment" on pages 19 to 20.

Positive operative development

Despite a difficult economic environment, PSP Swiss Property did well in 2003: Net income excluding gains/losses on real estate investments (i.e. before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and before all related taxes) rose from CHF 79.5 million in 2002 to CHF 93.4 million in 2003 – an increase of 17.5%. EBITDA excluding gains/losses on real estate investments improved by 13.5% from CHF 127.6 million to CHF 144.8 million. The EBITDA margin excluding gains/losses on real estate investments reached 72.8% (2002: 72.9%).

Rental income rose by 13.4% from CHF 144.5 million to CHF 163.9 million in 2003, mainly due to the portfolio expansion in 2002.

The WTF investment generated a pro-rata (20%) loss of CHF 1.4 million in 2003 (2002: income of CHF 4.5 million). The loss was mainly due to the value decrease of the real estate portfolio. In addition, there was a non-recurring adjustment related to not yet billed ancillary expenses.

The WTF investment was reduced by an extraordinary dividend payment of CHF 25.5 million as well as two ordinary dividend payments of a total of CHF 2.3 million. For optimisation reasons, WTF had restructured its entire loan financing with a commercial mortgage-backed capital market transaction in summer 2003. As a result, outstanding shareholders' loans were repaid. The net surplus was used for the extraordinary dividend payment (no impact on reported net result). Consequently, the value of the WTF investment fell from CHF 58.2 million at the end of 2002 to CHF 29.0 million at the end of 2003.

Income from real estate services fell by 9.0% in 2003 from CHF 33.6 million to CHF 30.6 million. This decline resulted from lower fees from construction services and lower trading activities. As previously communicated, PSP Swiss Property made the strategic decision in 2002 to downsize its construction services activities to focus exclusively on fiduciary construction services.

Taking into consideration the lower valuation of properties, consolidated operating income decreased by 40.8% from CHF 268.6 million to CHF 158.9 million.

Consolidated operating expenses rose by 14.4% from CHF 48.3 million to CHF 55.2 million. The increase was mainly due to a rise in direct real estate expenses from CHF 12.4 million to CHF 18.0 million.

Following the portfolio expansion, general and administrative expenses rose by 37.0% from CHF 8.6 million to CHF 11.8 million. This amount includes non-recurring expenses of CHF 0.6 million related to clarifications regarding the planned merger with REG Real Estate Group.

Changes in income and expenses, combined with the decrease in the portfolio market value, resulted in a 52.9% lower operating profit before financial expenses of CHF 103.7 million (2002: CHF 220.4 million).

Due to increased average financial debt, financial expenses rose by 4.6% from CHF 33.1 million to CHF 34.6 million in 2003. On the other hand, tax expenses fell from CHF 34.8 million to CHF 9.7 million, mainly because of a reduction in deferred tax liabilities due to the decreased portfolio market value.

Net income reached CHF 59.4 million in 2003, compared to CHF 152.5 million in 2002, corresponding to earnings per share of CHF 7.85 (2002: CHF 20.18).

Earnings per share excluding gains/losses on real estate investments – the key figure measuring the operative success – increased by 17.3% from CHF 10.51 to CHF 12.33. This value – respectively consolidated net income excluding gains/losses on real estate investments – forms the basis for determining the dividend. Based on the 2003 operating results, the Board of Directors will propose a dividend payment of CHF 6.60 per share at the Annual General Meeting on 10 May 2004 (previous year CHF 6.00).

Net asset value per share stood at CHF 204.07 at the end of 2003 (end of 2002: CHF 202.34). Compared to the end of 2002, the discount of the share's quoted price compared to its net asset value decreased from 26.1 to 14.2%.

In 2003, the PSP Swiss Property share rose from CHF 149.50 to CHF 175.00 – a performance of 17.1%.

Investment in REG Real Estate Group
On 19 November 2003, PSP Swiss Property purchased 12.3% of the share capital of REG Real Estate Group (REG) through its wholly owned subsidiary PSP Real Estate Ltd. With this step, PSP Swiss Property joined the existing shareholder group of REG, which holds 23.3% of the REG share capital. It is planned to merge the two listed companies by means of a stock swap based on their adjusted net asset values as of the end of 2003.

The two companies' Annual General Meetings will decide on the merger on 10 May 2004.

The merger would create a real estate company with a property portfolio worth approximately CHF 4 billion and a stock market capitalisation of about CHF 2 billion.

Detailed information on the planned merger is available in the shareholders' information brochure.

2004 outlook
With the continuously weak economy, the market for commercial properties is likely to remain subdued in Switzerland in 2004. Due to economic uncertainties, demand will hardly pick up significantly and the markets for commercial properties will stay under pressure. However, a clear distinction must be made between the various regional markets. In particular, the current environment will have a far less negative impact on attractive objects in central business districts than on peripheral properties.

Reducing vacancy rates will take some time under current conditions, particularly in properties with extensive surface areas like

Bernerstrasse Süd 167/169 in Zurich and SWING 2 and 5 in Wallisellen.

Excluding the planned merger with REG Real Estate Group, PSP Swiss Property expects a consolidated EBITDA excluding gains/losses on real estate investments of approximately CHF 144 million in 2004. From today's perspective and in the current environment, the valuation of the properties at the end of 2004 is unlikely to result in significant changes.

For further portfolio optimisation, PSP Swiss Property plans to sell 12 properties worth approximately CHF 130 million.

Thanks to staff and shareholders

PSP Swiss Property would like to thank all of its employees for helping the company achieve its objectives in the past year. Their dedication and know-how were crucial to the company's success. Both the Board of Directors and the Executive Board extend their sincere gratitude for everyone's commitment.

PSP Swiss Property would also like to thank its shareholders for the trust they put in the company.

Günther Gose
Chairman of the
Board of Directors

Fritz Jörg
Delegate of the Board of Directors
and Chief Executive Officer

26 March 2004





The Shares of PSP Swiss Property Ltd


200
180
160
140
120
100
80
2000
2001
2002
2003

— *PSP Swiss Property*
— *SWX Real Estate Index*
— *SWX Real Estate Funds Index*
— *Swiss Performance Index*

Source: Datastream,
7 March 2000 (IPO, first trading day) until 9 March 2004

Commitment to shareholders

- Above-average **growth in value** compared with investments in the same sector.
- **Security** thanks to high-quality properties and professional real estate asset management.
- **Transparency** in reporting.

Dividend policy

As a rule, PSP Swiss Property pays out an annual dividend of 50 to 75% of the consolidated annual net income excluding gains/losses on real estate investments. Net income excluding gains/losses on real estate investments equals consolidated net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and before all related taxes.

Share price

The PSP Swiss Property share did well in 2003. Its price rose by 17.1% from CHF 149.50 at the end of 2002 to CHF 175.00 at the end of 2003.

From the end of 2002 to the end of 2003 the discount of the quoted share price to its net asset value declined from 26.1 to 14.2%.

In 2003, the average daily trading volume was 8 788 shares worth CHF 1.4 million (2002: 6 394 shares worth CHF 1.0 million). The total trading volume at the SWX Swiss Exchange in 2003 was CHF 351.9 million (2002: CHF 242.3 million).

Research and indices

The PSP Swiss Property share is covered by four Swiss and six international banks.

In addition to other indices, the PSP Swiss Property share has also been included in the "MSCI Small Cap Index Series" and the "GPR (Global Property Research) 15 Real Time Index" since mid-2003.

Annual General Meeting 2004

10 May 2004, Kongresshaus Zurich.

www.psp.info

All publications (including the 2003 annual report) as well as additional information are available under www.psp.info.

Investor relations

Vasco Cecchini
Phone +41 (0)1 625 57 23
investor.relations@psp.info

Key figures	2002	2003
Share price (in CHF)		
High	159.50	182.00
Low	144.50	148.00
End of period	149.50	175.00

SWX Swiss Exchange: symbol PSPN, security number 1042810

Market capitalisation (in CHF million)		
High	1 220.2	1 392.3
Low	1 105.4	1 132.2
End of period	1 143.7	1 338.8

Number of shares[1]		
Issued shares	7 650 000	7 650 000
Own shares	113 125	0
Outstanding shares	7 536 875	7 650 000
Weighted average shares	7 558 682	7 572 224

Per share figures (in CHF)		
Earnings per share (EPS)[2]	20.18	7.85
EPS excluding gains/losses on real estate investments[2,3]	10.51	12.33
Cash flow from operating activities per share[2]	17.02	9.13
Net asset value per share (NAV)[4]	202.34	204.07
NAV per share before deferred tax[4]	213.50	214.48
Dividend per share	6.00	6.60[5]

[1] Registered shares with a nominal value of CHF 100 each.
[2] Based on weighted average number of shares.
[3] Basis: Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[4] Based on outstanding number of shares, before dividend payment.
[5] Proposal to the Annual General Meeting on 10 May 2004.

Board of Directors/Auditors/Management

Board of Directors from left: Leonhard Fopp, Gino Pfister, Günther Gose, Fritz Jörg



Board of Directors[1]

Günther Gose
1944, DE, Herrliberg
Chairman

Fritz Jörg
1948, CH, Forch
Delegate and Chief Executive Officer

Gino Pfister
1942, CH, Basel
Member

Leonhard Fopp
1948, CH, Dietlikon
Member

Secretary to the Board of Directors
Samuel Ehrhardt

Auditors[1]

PricewaterhouseCoopers AG
Statutory Auditors

Dr. Rietmann & Partner AG
Special Auditors (for special audits pursuant to Article 20 (3) of the Articles of Association)

[1] For further details on corporate governance turn to section 3, pages 74 to 76, and to sections 8 and 9, pages 77 to 78.

Management from left: Peter Abplanalp, Hans Peter Egloff, Luciano Gabriel, Fritz Jörg



Management[2]

Fritz Jörg
Chief Executive Officer

Luciano Gabriel
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Head Real Estate Services

[2] For further details on corporate governance turn to section 4, page 76.

2003 business review

In 2003, the real estate investments segment posted an increase in net income excluding gains/losses on real estate investments (i.e. before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and before all related taxes) of 19.2% from CHF 72.3 million to CHF 86.1 million. EBITDA excluding gains/losses on real estate investments rose by 14.2% from CHF 118.3 million to CHF 135.0 million. The EBITDA margin excluding gains/losses on real estate investments reached 80.2% (2002: 83.6%).

Compared to 2002, rental income rose by 13.4%, from CHF 144.5 million to CHF 163.9 million. This increase was due mainly to the portfolio expansion in 2002.

The portfolio's external valuation at the end of 2003 resulted in a reduction in market value of the properties by CHF 34.7 million. At the end of 2002, the valuation had been made by CB Richard Ellis; at the end of 2003 it was, for the first time, carried out by Wüest& Partner. In order to be able to compare the results, the investment properties were valued independently by the two companies at mid-year. The valuation by Wüest&Partner turned out to be CHF 3.8 million higher than the one by CB Richard Ellis.

As was reported in the 2003 interim report, the external midyear portfolio valuation by CB Richard Ellis resulted in a reduction of the property portfolio market value by CHF 45.1 million (CHF 44.1 million excluding the properties sold in the second half-year of 2003). CHF 28.9 million of this markdown were explained by the more difficult market environment for commercial properties in general; the remaining CHF 16.2 million were attributed to higher estimates for outlays for improvements and renovations (capital expenditures) as well as the initial market valuation of the new SWING 2 and 5 buildings, completed in spring 2003.

Financial expenses rose by 3.5% from CHF 34.1 million to CHF 35.3 million due to increased average financial debt. Tax expenses on the other hand, decreased from CHF 32.4 million to CHF 7.5 million. This reduction was attributable mostly to an adjustment in deferred tax expenses following the portfolio devaluation.

In the second half of 2003, Wüest&Partner's valuation resulted in an increase in market value by CHF 5.6 million.

The sale of nine non-strategic properties totalling CHF 91.1 million resulted in a net loss (after sales' expenses) of CHF 0.2 million.

Compared to 2002, overall operating income declined by 45.4% from CHF 233.8 million to CHF 127.6 million in 2003.

Operating expenses rose by 43.7% from CHF 23.2 million to CHF 33.4 million. Part of the rise was attributable to an increase in direct real estate expenses by 37.1% from CHF 18.1 million to CHF 24.9 million following the enlargement of the real estate portfolio. In 2003, direct real estate expenses amounted to 15.2% of rental income (2002: 12.6%). General expenses rose by 67.2% from CHF 5.1 million to CHF 8.5 million.

Changes in income and expenses, combined with the portfolio devaluation, produced a 55.2% lower operating profit before financial expenses of CHF 94.2 million (2002: CHF 210.6 million).

Net income fell by 64.3% from CHF 144.1 million to CHF 51.5 million in 2003.

The market environment for PSP Swiss Property real estate

General situation

The persisting difficult economic environment continues to negatively impact the demand for commercial office space. Prospective tenants focused on central locations in Zurich and Geneva. In peripheral regions, in particular, an oversupply of office space kept rental prices under pressure.

Zurich area

In the Zurich area, the overall demand for office space stagnated. There was, however, a certain shift towards Zurich CBD (Central Business District) and Zurich West while Zurich North hardly experienced any additional demand at all.

The prices for prime objects moved opposite to the general trend. In this market segment, strong demand on the part of institutional investors for safe investments with stable returns resulted in moderately rising prices. To achieve this objective, investors also accepted marginally lower yields.

Geneva area
In the Geneva area, there was a slight decline in rents in central locations and a more significant drop in peripheral districts. One reason for this development was the downsizing at private banks.

Lausanne, Basel and Bern areas
In Lausanne, Basel and Bern prospective tenants also focused on central locations. In prime locations the market moved sideways while it receded in peripheral districts.

Other locations
The other locations went through a difficult year. The situation was particularly pronounced in cities such as Chur, Frauenfeld, Glarus and St. Gallen where there was virtually no demand for rental properties at all.

Vacancy and letting
At the end of 2003, the vacancy rate in terms of the annual gross potential rental income was 12.0% (end of 2002: 5.6%), equalling lost annual gross potential rental income of CHF 21.5 million (2002: 9.9 million).

Of the total vacancy rate of 12.0% (equalling CHF 21.5 million), at the end of 2003 CHF 1.7 million were already let as of 1 January 2004 or later. Taking these leases into consideration, the vacancy rate for the portfolio would fall to 11.0%.

A comprehensive analysis of the vacancy situation and its development is crucial for the assessment of risks and opportunities for PSP Swiss Property. The following factors were decisive for the increase of the vacancy rate to 12.0%.

The new buildings SWING 2 and 5 in Wallisellen, completed in spring 2003 (annual gross potential rental income of CHF 6.6 million), have still not been rented. SWING 2 and 5 were first taken into the investment portfolio with their market value as of mid-2003 according to International Financial Reporting Standards (previously they had been reported under "Objects under construction"). SWING 2 and 5 contributed with 3.7 percentage points to the total vacancy rate at the end of 2003.

At Bernerstrasse Süd 167/169 in Zurich (annual gross potential rental income CHF 3.0 million), the lease contract which expired in March 2003 could not be renewed. This property added 1.6 percentage points to the total vacancy rate at the end of 2003.

Gross potential income by area


Geneva 13%
Other locations 15%
Zurich 58%
Lausanne, Basel and Bern 14%

Gross potential income by use


Parking 9%
Other 6%
Office 72%
Retail 13%

Ignoring the properties SWING 2 and 5 as well as Bernerstrasse Süd 167/169, the overall vacancy rate stood at 6.7% at the end of 2003 (equalling 5.7% excluding the leases as of 1 January 2004).

The most important successes in the rental of property in 2003 were two buildings in Zurich West, the office building at Förrlibuckstrasse 10, where renovations were completed in spring 2003, and the new building at Förrlibuckstrasse 181, acquired at the end of 2002. At Förrlibuckstrasse 10 (annual gross potential rental income CHF 2.5 million), 54% could be rented in terms of value. At Förrlibuckstrasse 181 (annual gross potential rental income CHF 1.3 million) 63% were rented as of 1 January 2004.

Despite the successes in the rental of property the vacancy rate increased from 5.6% at the end of 2002 to 6.7% at the end of 2003 (excluding SWING 2 and 5 as well as Bernerstrasse Süd 167/169). This is due to various terminations of contracts for small areas as well as a few bankruptcies.

At the end of 2003, lease contracts with fixed terms due to expire in 2004 amounted to 18% (CHF 28.8 million annual gross potential rental income) of the overall annualised rental income. Of these due lease contracts, 20% (CHF 5.8 million) were successfully extended or renewed as of end 2003. Another 11% (CHF 3.3 million) are under negotiations.

Asset management and real estate trading
In 2003, the asset management unit mainly focused on optimising the portfolio that was significantly enlarged in 2002. Each single property was thoroughly assessed in order to fully utilise its existing potential and determine the best sales strategy. In some cases, in-depth assessments for alternative uses were made to increase future rental income.

Fully rented, the office premises comprise 16 890 m² of rentable area and 186 parking spaces.

The in-house developed valuation and asset management model was integrated into the management process. As a result, PSP Swiss Property now has a management tool at its disposal which links all organisational levels consistently, using the same data base.

In real estate trading our focus was on selling non-strategic properties which had been earmarked for active portfolio restructuring.

Objects under construction and renovations
Construction of the two buildings SWING 2 and 5 in Wallisellen (Zurich North), commenced in June 2001, was completed as of 31 March 2003. A total of CHF 104.0 million was invested. No lease contracts have yet been signed for either property despite the fact that a number of serious prospective tenants have come forward for smaller subdivided areas of floor space. However, as they did not correspond to PSP Swiss Property's rental concept, the conscious decision was made to accept longer-term vacancies in the interest of ultimately achieving an optimal rental structure.

Construction of the new Lancy Office Centre in Geneva that started in February 2002 (total planned investment CHF 96.0 million) was transferred to the tenant in February 2004.

In order to preserve and increase its portfolio's market value, PSP Swiss Property carried out renovations on a number of properties that exceeded regular maintenance. The total for these activities amounted to CHF 10.0 in 2003. About CHF 30 million are foreseen for similar renovation projects in 2004.

20% stake in WTF Holdings (Switzerland) Ltd
In 2003, PSP Swiss Property's 20% stake in WTF Holdings (Switzerland) Ltd generated a loss of CHF 1.4 million (2002: income of CHF 4.5 million). The loss was mainly due to the value decrease of the real estate portfolio. In addition, there was a non-recurring adjustment related to not yet billed ancillary expenses.

The WTF participation was reduced by way of an extraordinary dividend payment of CHF 25.5 million as well as two ordinary dividend payments of a total of CHF 2.3 million. For optimisation reasons, WTF had restructured its entire loan financing with a commercial

Vacancy rate (CHF) by area


20%
15%
10%
5%
0%
December 2003
June 2003
December 2002
June 2002
December 2001
Zurich
Geneva
Lausanne, Basel and Bern
Other locations
Total

Rental income by type of tenant


Services 10%
Government 5%
Other 15%
Financial services 23%
Telecommunication 20%
Retail 15%
Technology 12%

mortgage-backed capital market transaction (CMBS) of CHF 1.055 billion in June 2003. As a result, the outstanding shareholders' loans (Lehman Brothers Real Estate Partners and PSP Swiss Property Ltd) were repaid in full. The net surplus from the transaction was used for the extraordinary dividend payment (no impact on reported net result). As a consequence, PSP Swiss Property's stake in WTF fell from CHF 58.2 million at the end of 2002 to CHF 29.0 million at the end of 2003.

The vacancy rate at the WTF properties decreased slightly from 12.6% at the end of 2002 to 11.8% at the end of 2003. Details on the WTF portfolio can be found on pages 96 to 107.

For 2003, WTF reports the following consolidated financial figures (in accordance with International Financial Reporting Standards IFRS):

Total assets	CHF	1 314.0	million
Real estate investments	CHF	1 146.8	million
Equity	CHF	145.1	million
Long-term financial debt	CHF	1 034.5	million
Operating income	CHF	34.5	million
(thereof value decrease of real estate investments	CHF	61.5	million)
Operating expenses	CHF	39.3	million
Operating loss before financial expenses	CHF	4.8	million
Operating loss before taxes	CHF	32.7	million
Net loss	CHF	6.9	million

Expiry of lease contracts
in % of rental income


30%
25%
20%
15%
10%
5%
0%
Market adjustment option by PSP Swiss Property
Legal termination option by tenant
8 8
13 18
7 10
18 18
10 9
10 11
5 5
4 3
4 4
1 1
4 10
14 2
Contracts not limited in time, but subject to notice
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014+

Rental income by largest tenants


Other 59%
Swisscom 16%
Zurich Financial Services 6%
UBS 4%
Migros 3%
Credit Suisse 3%
Next five largest tenants 9%

2004 outlook

General weakness in the economy continues to impact the Swiss commercial property market. It is, however, essential to differentiate between the very diverging regional markets. Also, current vacancy rates should not be overestimated. While the highest vacancy rates can be found in Zurich, due mainly to the heavy construction activity in past years, this very region will most likely also be the first to benefit from an economic upturn in Switzerland. The situation is more difficult in peripheral areas where vacancy rates may still be relatively low today but no significant improvement on the labour market can be expected in the medium to long term.

However, even the situation in the Zurich area is unlikely to improve substantially before the end of 2004. Nevertheless, due to the current shift of companies towards economic centres, the office building market in Zurich is expected to remain reasonably buoyant. The forecast for this important market is moderately positive.

Despite all of this, the reduction of the current vacancy rate of 12.0% is likely to take some time. For 2004, PSP Swiss Property expects an overall average vacancy rate of between 10 and 11% for its real estate portfolio.

Ignoring the planned merger with REG Real Estate Group, PSP Swiss Property predicts an EBITDA excluding gains/losses on real estate investments of approximately CHF 132 million.

Based on the current market outlook, no significant changes are anticipated from the revaluation of the properties at the end of 2004.

As part of the process of active portfolio restructuring, 12 properties worth around CHF 130 million are earmarked for sale.



Zurich, Hardturmstrasse 181–185

2003 business review

In 2003, income from real estate services amounting to CHF 41.4 million remained stable compared to 2002 (CHF 41.4).

Both income from property management and from asset management increased in 2003. The higher income from property management is mainly attributable to the new mandate from PSP West V AG which was acquired at the end of 2002. The asset management unit was established in spring 2002 and, consequently, generated income for a full 12-month period for the first time in 2003. Income from construction services and trading decreased. The construction services activities were downsized in 2002 in order to focus solely on fiduciary construction activities. Trading activities were limited during the reporting period.

Operating expenses increased slightly by 0.2% from CHF 31.6 million to CHF 31.9 million. Personnel expenses, thereby, decreased

In 2003, third-party clients accounted for 70% of income from real estate services, compared with 69% in 2002.

by 4.7% from CHF 21.6 million to CHF 20.6. General and administrative expenses, in particular, rose by 12.3% from CHF 7.3 million to CHF 8.2 million; this was caused by the larger volume of management activities.

In 2003, the real estate services segment generated an EBITDA of CHF 10.5 million (2002: CHF 10.5 million). The EBITDA margin reached 25.4% (2002: 25.5%).

Operating profit before taxes decreased by 5.9% from CHF 10.8 million to CHF 10.2 million. Net income decreased by 5.3% from CHF 8.4 million to CHF 8.0 million.

Property management software

The development of a new property management software in collaboration with three other companies within the sector progressed as scheduled. Full operational roll-out is planned for the beginning of 2005.

2004 outlook

At the end of 2003, the client Credit Suisse Asset Management terminated two management mandates. As a result, annual fees of approximately CHF 1.6 million will be lost from the end of September 2004 and an additional CHF 2.1 million from mid-2005. However, the merger with REG Real Estate Group would partially compensate these losses.

Excluding the planned merger with REG Real Estate Group, PSP Swiss Property expects income from real estate services to total approximately CHF 46 million with an EBITDA of approximately CHF 12 million in 2004.

Income from real estate services by client


CS Asset Management 12%
Other 8%
Zurich Financial Services 35%
PSP 30%
WTF 17%



Human Resources

At the end of 2003, PSP Swiss Property had 174 employees, including six trainees. Compared to the previous year the average head count fell by five units.

168 of the 174 employees were working for real estate services segment and six for the real estate investments segment.

To continue to ensure excellence in customer service the staff attends both internal and external training as well as development courses on an ongoing basis. For instance, five employees successfully completed a course to become real estate managers with a federal diploma. PSP Swiss Property would like to congratulate them on their success.

Throughout Switzerland, PSP Swiss Property employs 577 full-time or part-time caretakers. They carry out property-related work and are managed by PSP Swiss Property's property management staff. These expenses are charged to the account of the respective properties.


Multi Commercial Bank

Statements

PSP Swiss Property Group
PSP Swiss Property Ltd

Consolidated Income Statement

(in CHF 1 000)	1 January to 31 December 2002	1 January to 31 December 2003	Note
Operating income			
Rental income	144 476	163 886	1
Net changes in fair value of real estate investments	81 146	-34 718	10
Income from property sales	4 855	533	2
Income from investments in associated companies	4 513	-1 383	11
Income from real estate services	33 642	30 624	3
Total operating income	**268 632**	**158 944**	
Operating expenses			
Real estate operating expenses	-6 651	-10 504	4
Real estate maintenance and renovation expenses	-5 761	-7 496	5
Personnel expenses	-24 578	-22 338	6
Fees to subcontractors	-1 912	-2 057	
General and administrative expenses	-8 618	-11 804	7
Depreciation	-746	-999	
Total operating expenses	**-48 266**	**-55 197**	
Operating profit before financial expenses	**220 366**	**103 746**	
Net financial expenses	-33 066	-34 592	8
Operating profit before taxes	**187 300**	**69 154**	
Taxes	-34 787	-9 729	9
Net income	**152 513**	**59 425**	**18**
Net income excluding gains/losses on real estate investments[1]	79 463	93 403	18
Earnings per share in CHF[2]	20.18	7.85	18

[1] Net income before net changes in fair values of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
[2] No diluted earnings per share are presented, as there is no dilutive effect.

The notes are part of these consolidated financial statements.

PSP Swiss Property Group
Consolidated Balance Sheet

(in CHF 1 000)	At 31 December 2002	At 31 December 2003	Note
Assets			
Real estate investments	2 894 962	2 822 500	10
Financial assets	58 246	114 270	11
Subordinated loan to associated company	5 745	0	12
Intangible assets	392	1 294	13
Furniture, fixtures and equipment	3 062	2 835	14
Deferred tax assets	9 143	6 307	9
Total non-current assets	**2 971 550**	**2 947 206**	
Accounts receivable	16 646	12 699	15
Other assets	755	52	
Tax assets	0	90	
Cash and cash equivalents	46 648	52 533	
Total current assets	**64 049**	**65 373**	
Total assets	**3 035 599**	**3 012 579**	
Shareholders' equity and liabilities			
Share capital	765 000	765 000	16
Capital reserves	392 634	392 634	
Own shares	-16 594	1 727	
Retained earnings	403 217	417 421	
Fair value reserves	-19 262	-15 670	
Total shareholders' equity	**1 524 995**	**1 561 112**	
Long-term debt	545 100	836 062	8
Bonds	150 357	150 258	8
Deferred tax liabilities	93 307	86 004	9
Total non-current liabilities	**788 764**	**1 072 324**	
Accounts payable	54 742	39 860	17
Short-term debt	615 000	305 000	8
Tax liabilities	12 341	8 260	
Bank debt	0	5	8
Other liabilities	39 757	26 019	
Total current liabilities	**721 840**	**379 144**	
Total shareholders' equity and liabilities	**3 035 599**	**3 012 579**	

The notes are part of these consolidated financial statements.

Zug, 26 March 2004, on behalf of the Board of Directors: Günther Gose, Chairman, and Fritz Jörg, Delegate and Chief Executive Officer.

PSP Swiss Property Group
Consolidated Cash Flow Statement

(in CHF 1 000)	1 January to 31 December 2002	1 January to 31 December 2003	Note
Operating profit before taxes	187 300	69 154	
Net changes in fair value of real estate investments	-81 146	34 718	10
Net financial expenses	33 066	34 592	8
Income from property sales	-4 855	-533	2
Depreciation intangible assets/furniture, fixtures and equipment	746	999	
Income from investments in associated companies	-4 513	1 383	11
Interest paid	-33 305	-43 001	
Interest received	1 389	760	
Taxes paid	-14 182	-19 564	
Changes in assets and liabilities from operating activities:			
Accounts receivable/Accounts payable, net	12 076	-3 880	
Other assets/Other liabilities, net	32 060	-5 484	
Cash flow from operating activities	**128 636**	**69 144**	
Purchases/sales of intangible assets, net	-392	-1 060	13
Purchases/sales of furniture, fixtures and equipment, net	-500	-614	14
Dividend payment from associated companies	0	27 843	11
Purchases/sales of financial assets, net	0	-87 516	11
Payout/repayment of loan to associated companies	6 875	5 745	
Purchases/sales of marketable securities, net	7 101	0	
Purchases of real estate investments[1]	-547 789	0	10
Capital expenditures on real estate investments/construction cost[1]	-100 696	-50 439	10
Sales of real estate investments	104 010	88 717	
Cash flow from investing activities	**-531 391**	**-17 324**	
Trading in own shares, net	-13 095	18 321	
Increase/decrease of debt, net	466 965	-19 038	
Dividend payment	-37 775	-45 221	
Cash flow from financing activities	**416 095**	**-45 938**	
Changes in cash and cash equivalents[2]	**13 340**	**5 881**	
Cash and cash equivalents at 1 January	33 308	46 647	
Cash and cash equivalents at 31 December	46 648	52 528	

[1] Construction cost was classed with capital expenditures for the reporting year 2003. The figures of the preceding year were adjusted accordingly.
[2] Cash and cash equivalents less bank debt.

The notes are part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(in CHF 1 000)	Share capital	Capital reserves	Own shares	Retained earnings	Fair value reserves	Total shareholders' equity
At 31 December 2001	**765 000**	**392 634**	**-3 498**	**288 479**	**-1 832**	**1 440 783**
Dividend payment				-37 775		-37 775
Fair value movements of interest rate hedging					-17 430	-17 430
Trading in own shares			-13 096			-13 096
Net income				152 513		152 513
At 31 December 2002	**765 000**	**392 634**	**-16 594**	**403 217**	**-19 262**	**1 524 995**
Dividend payment				-45 221		-45 221
Fair value movements of interest rate hedging					5 291	5 291
Changes in fair value of financial assets					-1 700	-1 700
Trading in own shares			18 321			18 321
Net income				59 425		59 425
At 31 December 2003	**765 000**	**392 634**	**1 727**	**417 421**	**-15 670**	**1 561 112**

The notes are part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Segment Information for the Business Year 2002

(in CHF 1 000)	Real Estate Investments	Real Estate Services	Eliminations[1]	Total Group
Operating income				
Rental income	144 476			144 476
Net changes in fair value of real estate investments	81 146			81 146
Income from property sales	3 663		1 192	4 855
Income from investments in associated companies	4 513			4 513
Income from real estate services		41 391	-7 749	33 642
Total operating income	**233 798**	**41 391**	**-6 557**	**268 632**
Operating expenses				
Real estate operating expenses	-12 327		5 676	-6 651
Real estate maintenance and renovation expenses	-5 808		47	-5 761
Personnel expenses	-2 953	-21 625		-24 578
Fees to subcontractors		-1 912		-1 912
General and administrative expenses	-2 143	-7 309	834	-8 618
Depreciation		-746		-746
Total operating expenses	**-23 231**	**-31 592**	**6 557**	**-48 266**
Operating profit before financial expenses	**210 567**	**9 799**		**220 366**
Net financial expenses	-34 078	1 012		-33 066
Operating profit before taxes	**176 489**	**10 811**		**187 300**
Taxes	-32 379	-2 408		-34 787
Net income	**144 110**	**8 403**		**152 513**
Net income excluding gains/losses on real estate investments[2]	72 252	8 403	-1 192	79 463
Total assets	**3 019 657**	**42 808**	**-26 866**	**3 035 599**
Total liabilities	**1 513 413**	**24 057**	**-26 866**	**1 510 604**
Capital expenditures[3]	**648 485**	**902**		**649 387**

[1] Services relating to own properties.

[2] Net income before net changes in fair values of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.

[3] Real Estate Investments Segment: Beside capital expenditures, acquisition costs for investment properties and objects under construction were disclosed for the reporting year 2003. Real Estate Services Segment: Capital expenditures on the segment assets were disclosed. The figures of the preceding year were adjusted accordingly.

The real estate investments segment exclusively invests in commercial properties.
As PSP Swiss Property is exclusively active in Switzerland, no geographical segment information is established.

Segment Information for the Business Year 2003

(in CHF 1 000)	Real Estate Investments	Real Estate Services	Eliminations[1]	Total Group
Operating income				
Rental income	163 886			163 886
Net changes in fair value of real estate investments	-34 718			-34 718
Income from property sales	-169		702	533
Income from investments in associated companies	-1 382			-1 382
Income from real estate services		41 372	-10 748	30 624
Total operating income	**127 617**	**41 372**	**-10 046**	**158 943**
Operating expenses				
Real estate operating expenses	-17 290		6 786	-10 504
Real estate maintenance and renovation expenses	-7 565		69	-7 496
Personnel expenses	-1 786	-20 607	55	-22 338
Fees to subcontractors		-2 056		-2 056
General and administrative expenses	-6 732	-8 208	3 136	-11 804
Depreciation		-999		-999
Total operating expenses	**-33 373**	**-31 870**	**10 046**	**-55 197**
Operating profit before financial expenses	**94 244**	**9 502**		**103 746**
Net financial expenses	-35 261	669		-34 592
Operating profit before taxes	**58 983**	**10 171**		**69 154**
Taxes	-7 518	-2 211		-9 729
Net income	**51 465**	**7 960**		**59 425**
Net income excluding gains/losses on real estate investments[2]	86 145	7 960	-702	93 403
Total assets	**3 000 876**	**38 391**	**-26 688**	**3 012 579**
Total liabilities	**1 459 567**	**18 589**	**-26 688**	**1 451 468**
Capital expenditures	**50 439**	**1 674**		**52 113**

[1] Services relating to own properties.
[2] Net income before net changes in fair values of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.

The real estate investments segment exclusively invests in commercial properties.
As PSP Swiss Property is exclusively active in Switzerland, no geographical segment information is established.

Principles of Consolidation

Accounting principles

The consolidated financial statements are based on the annual accounts of the wholly owned individual subsidiaries at 31 December 2003, which have been prepared in accordance with uniform accounting policies and valuation principles.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), and comply with Swiss law as well as with the requirements of the SWX Swiss Exchange's Listing Rules and the Additional Rules for the Listing of Real Estate Companies.

The Group's consolidated financial statements are based fundamentally on the historical cost convention, making allowances for adjustments arising from the revaluation of specific investments. No new standards relevant for PSP Swiss Property Group have been introduced as of 1 January 2002 and 2003.

Method of consolidation

Subsidiaries

Subsidiaries are companies in which PSP Swiss Property Group directly or indirectly holds more than 50% of the voting rights or over which the Group exercises significant influence by other means. The method of consolidation used is the purchase method. Any resulting goodwill is recognised as an asset and amortised according to its economic life or, respectively, over a maximum period of 20 years. Subsidiaries are included in the accounts on a fully consolidated basis from the date of acquisition. Intercompany transactions are eliminated on consolidation.

Apart from the holding company PSP Swiss Property Ltd, none of these companies is listed on a stock exchange.

Associated companies

Associated companies are companies which are neither subsidiaries nor joint ventures of which PSP Swiss Property Group holds between 20% and 50% of the voting rights and over which it can exercise significant influence without actually having control. Associated companies are accounted for by the equity method of accounting.

Foreign currency translation

Income statements of foreign entities not establishing their financial statements in Swiss francs are translated at average exchange rates for the year. The translation of the balance sheet positions is made at yearend exchange rates. Exchange differences arising from translations are classified as shareholders' equity until disposal of the net investment. On their disposal, the accumulated exchange differences are recognised in the income statement as part of the profit or loss on sale.

The consolidated companies include the following:

Company	Registered office	Share capital	Ownership		Consolidation
PSP Swiss Property Ltd	Zug, Switzerland	CHF 765 000 000	–	–	Full
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%	direct	Full
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%	direct	Full
PSP Finance Limited	Jersey, Channel Islands	CHF 807 896	100%	direct	Full
PSP West V AG	Opfikon, Switzerland	CHF 4 740 000	100%	direct	Full
PSP West A AG	Opfikon, Switzerland	CHF 6 000 000	100%	indirect	Full
PSP West S AG	Opfikon, Switzerland	CHF 460 000	100%	indirect	Full
PSP West I AG	Opfikon, Switzerland	CHF 300 000	100%	indirect	Full

PSP Swiss Property Group

Accounting and Valuation Principles

Real Estate

Investment property

In accordance with IAS 40, investment properties are stated at market value. An external, independent valuation company establishes a real estate portfolio valuation every six months. The appraisals are assessed using the discounted cash flow method. The change in market value or the difference between the purchase price and the initial valuation is booked as income in the consolidated income statement.

Real estate used by the company itself

In accordance with IAS 16, properties used by the company itself are stated at historical cost less scheduled depreciations over a maximum of 50 years. Where the company uses only part of a property it owns, utilisation of less than 25% is regarded as immaterial, which means that the whole property is stated at market value as an investment property. If the company itself uses more than 25% of the space, the whole property is stated in accordance with IAS 16.

Objects under construction

IAS 16 is applied for objects under construction (stated at historical cost) as future investment properties until their completion (ready to move in). Thereafter, such properties are stated as investment properties in accordance with IAS 40, whereby the difference between market value and acquisition cost is booked as income in the consolidated income statement. As part of an impairment test, the market value of the objects under construction is also assessed. In each case, the lowest valuation is reported, whereby the difference is booked as income in the consolidated income statement.

Acquisition costs

All costs directly associated with the purchase and construction of a property, as well as all subsequent capital expenditures qualify as acquisition costs and are capitalised. Interest expenses are not capitalised.

Financial assets

Associated companies

Investments in associated companies are included pro rata according to the equity method of accounting.

Other investments

Other investments are classified as "available for sale" according to IAS 39 and are reported according to the trade day principle. Other investments are reported at their acquisition cost at the time of purchase, thereafter according to market value. Changes in market value are reported under shareholders' equity, taking into account deferred taxes. At the time of sale of other investments, accumulated changes in market value since acquisition are booked as income in the consolidated income statement.

Intangible assets

Intangible assets are recorded at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life. The following range of useful lives is used:

Software	4 to 8 years

Furniture, fixtures and equipment

Furniture, fixtures and equipment are recorded at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life. The following range of useful lives is used:

Office furniture, equipment	10 years
Office machines, hardware	4 to 5 years

Deferred taxes

Tax expense is calculated using the balance sheet liability method. Provision is made for deferred taxes wherever temporary differences exist between the tax base of an asset or liability and its carrying amount in the consolidated balance sheet for the year. Deferred tax assets and liabilities are measured on the basis of tax rates applicable in the respective jurisdictions in which the Group operates. Deferred tax rates applied to unrealised profits (losses) on real estate holdings reflect expected holding periods for individual properties in so far as the applicable tax rate is affected by such holding period. The holding period applicable to properties earmarked for sale is at least three years from the date of purchase and for all other properties 20 years. Tax-eligible loss carry-forwards are only recognised as deferred tax assets, if deductibility from future taxable earnings is likely.

Accounts receivable

Accounts receivable are stated at nominal value. Accounts receivable liable to default are evaluated on an individual basis, and provisions for bad debts are made accordingly.

Tax assets and Tax liabilities

Tax assets and Tax liabilities were stated separately from Other assets and Other liabilities for the first time in the reporting period. The previous year's figures were adjusted accordingly. Tax assets and Tax liabilities are calculated according to operational aspects.

Cash and cash equivalents

Liquid assets are shown in the balance sheet at cost and include cash, postal accounts and bank deposits as well as money market investments with maturities of 90 days or less.

Own shares

The company's own shares are reported at cost and offset against shareholders' equity. Sales proceeds received upon a disposal of own shares are directly taken to shareholders' equity.

Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently revalued at their fair values. The method of recognising the resulting unrealised profit or loss depends on the nature of the item being hedged. On the date a derivatives contract is entered into, the Group designates these derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or as a hedge of future cash flows (cash flow hedge).

Changes in the fair values of derivatives that are designated as cash flow hedges and that are highly effective are recognised in the shareholders' equity as fair value reserves. Amounts booked in the shareholders' equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged cash flows affect the income statement. When a hedging contract expires or is sold or when a hedge no longer meets the criteria for hedge accounting under IAS 39 – Financial Instruments – any cumulative profit or loss existing in the shareholders' equity at that time remains in the shareholders' equity and is recognised in the income statement when the commitment or hedged cash flows ultimately are recognised in the income statement. However, if hedged cash flows are no longer expected to occur, the cumulative profit or loss that was reported in the shareholders' equity is immediately transferred to the income statement. Changes in the fair values of derivatives that are designated as fair value hedges are recorded in the income statement, along with any changes in the fair values of the hedged asset or liability.

Changes in the fair values of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

The Group documents at the inception of the transaction the relationship between hedging instrument and hedged item as well as its risk management objectives and strategies for undertaking hedge transactions. The Group furthermore assesses on an ongoing basis whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Financial debt

Short- and long-term financial debts in the form of bank credit lines and other loans as well as any bank debts in the form of current account overdrafts are stated at amortised cost.

Bonds

Bonds are recognised initially based on the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortised cost using the effective yield method. Any difference between proceeds and the redemption value is recognised in the income statement over the lifetime of the bond.

Pension liabilities

Since the beginning of 2001, the Group funds a contribution-based pension scheme for its employees (before that date a defined benefit plan), which is legally independent from the Company. Pension assets are held by a legally independent pension fund. Contributions during the relevant period are charged to income.

Share option compensation plan

The Board of Directors determines the allocation of options. Share options were granted to the members of the Executive Board. The options were granted on the basis of the market price of the shares on the date of grant and are exercisable at different strike prices, as shown in note 20 on page 52. No personnel expenses were recognised in relation to this. When the options are exercised, the proceeds received net of any transaction costs will be credited to the share capital (nominal value) and the capital reserves.

Risk Management

Basis
PSP Swiss Property Group attaches great importance to the identification, measurement and control of risks. Therefore, the Board of Directors and the Executive Board have compiled a list of all the relevant risk factors that could lead to unexpected fluctuations in performance or to a loss of shareholders' equity. The potential effect of these risk factors on the cash flow and on the value of the company is regularly evaluated using scenario analysis. Recommendations for risk control measures are derived from the results of these evaluations. Certain risks are also recognised as opportunities. The aim in such cases is to achieve an appropriate balance between the possible losses that might result and the potential gains. Risks that primarily represent loss potential are minimised.

The scenario analysis is complemented by stress tests. These are used to quantify the consequences of extremely unfavourable events which, while being highly unlikely, could in principle occur even in a normally functioning economic environment. If a stress test shows that certain risks could threaten the normal continuation of business, these risks are strictly avoided. While catastrophe scenarios that assume a broad collapse of economic activity are discussed, they do not form a basis for risk management at PSP Swiss Property.

A group-wide risk report is submitted to the Executive Board every three months and to the Board of Directors every half year and is discussed by these bodies.

Types of risk
The most important risks are associated with either a) specific developments on the real estate market, b) conditions on the financial market, c) tenant credit quality or d) company-specific factors.

The general economic development and structural changes are the main factors that affect the general and specific development of supply and demand on the office and commercial real estate market; this in turn influences the level of rents and the risk of vacancies. The financial markets have an influence via financing expenses, fund raising opportunities and the yield expectations of real estate investors (discount rate). Tenant credit quality correlates strongly with the state of the economy. Company-specific risks include all operational risks as well as the risk of losing key specialists or managers.

All of these risks are countered by appropriate selection and diversification of properties and tenants, by adjustments to the lease expiry profile, construction measures, interest risk hedges, financing commitments and debt ratio management as well as a continuous review of processes and procedures.

Financial risk management
Financial risk management within PSP Swiss Property Group follows principles laid down by the Board of Directors on capital structure and interest rate hedging. Group policy emphasises debt management through variable and fixed interest-bearing debt. The Group is not exposed to any currency risk.

Scenario analysis is used to optimise fixed interest rates. Due attention is given here to the precise expiry structure of existing lease agreements, planned property purchases and sales as well as the possible development of market rents, inflation and interest rates. Contrary to frequent opinion, this optimisation process does not necessarily lead to an equalisation of the average duration of liabilities with the average duration of contractually fixed rental income. In view of its conservative approach to financial risks, within a time horizon of up to five years the Group tends to prefer interest rate hedging in cases which are not completely certain, even if this means accepting higher overall financing expenses. This practice is governed by the guidelines laid down by the Board of Directors below.

The Group enters into interest rate hedging transactions to manage the exposure to interest rate fluctuations. Interest rate swaps, interest rate options and interest rate futures can be used as hedging instruments. No positions are taken for speculative purposes. All hedging transactions are arranged with approved banking institutions. Consequently, there are no significant counterparty risks or bulk risks.

Financial risk management guidelines
The Board of Directors has laid down the following guidelines for financial risk management:
- Shareholders' equity shall generally amount to at least 50% of total assets.
- Financial debt with variable rates shall not exceed 20% of the value of the real estate portfolio.

- A balanced distribution of maturities for the fixed interest rates is aimed for.
- The interest coverage ratio (EBITDA excluding gains/losses on real estate investments/ net financial expenses) shall amount to a minimum of 2.0.

Risk diversification with investments
The Board of Directors has laid down the following diversification regulations for investment activity:
- Gross potential income per individual property shall represent a maximum of 10% of overall gross potential income of the existing real estate portfolio.
- Gross potential income to be generated from properties categorised as "Other locations" shall represent a maximum of 30% of overall gross potential income for the existing real estate portfolio.
- Reported value of investment of "Land and objects under construction" shall represent a maximum of 10% of the overall value of the portfolio.

Current developments
Various tables and charts in this annual report provide important information for assessing the diversification of real estate risks, such as development of gross potential income and vacancy rates by region (pages 80 to 81), gross potential income by type of use (page 19), expiry profile of lease contracts and tenant structure (pages 92 to 93) as well as rental income by type of tenant (page 21). This information shows that PSP Swiss Property has a well diversified and balanced portfolio within the defined strategy.

In order to satisfy tenants' rising requirements while at the same time remaining competitive with newly built properties, PSP Swiss Property constantly strives to keep high standards through renovation and reconstruction work.

The vacancy rate for the PSP Swiss Property Group portfolio rose from 5.6% at the end of 2002 to 12.0% at the end of 2003. The increase was mainly caused by the following factors:

- The new buildings SWING 2 and SWING 5 (annual gross potential income CHF 6.6 million) in Wallisellen (Zurich North), completed on schedule in spring 2003, have still not been let. In accordance with International Financial Reporting Standards (IFRS), SWING 2 and 5 were taken into the investment portfolio for the first time in mid-2003 (previously reported under "Objects under construction"). SWING 2 and 5 contributed 3.7 percentage points to the total vacancy rate as at the end of 2003.
- The lease contract for the property Bernerstrasse Süd 167/169 in Zurich (annual gross potential income CHF 3.0 million), which expired at the end of March 2003, could not be renewed. This property is currently vacant and contributes 1.6 percentage points to the total vacancy rate as at the end of 2003.
- The remaining increase by 1.1% was caused by the contract terminations of smaller areas and some bankruptcies.

PSP Swiss Property is confident that these vacancies can be reduced over the medium term. In view of the existing lease contracts and the quality of locations and buildings, there is only a small risk of significantly higher vacancies.

Note 8 on pages 43 to 44 provides information on the development of interest rate and financing risks. In general, the financial structure as at 31 December 2003 can be described as sound.

As at 31 December 2003, all of the guidelines laid down by the Board of Directors were fulfilled.

(in CHF 1 000)	2002	2003

1. Rental income

Gross potential income	147 520	181 846
Other income	1 611	965
Vacancy	-4 501	-18 876
Write-offs of defaulting tenants	-154	-49
Total rental income	**144 476**	**163 886**

2. Income from property sales

Sales proceeds	106 400	91 075
Expenses for sales	-2 390	-2 358
Carrying value at end of preceding year (incl. capex)	-99 155	-88 184
Total income from property sales	**4 855**	**533**

The income of CHF 0.533 million (previous year CHF 4.855 million) consists of CHF 1.631 million profit (previous year CHF 5.612 million) and CHF 1.097 million loss (previous year CHF 0.757 million).

3. Income from real estate services

Fees from real estate management services	25 104	25 092
Fees from construction services	4 043	2 838
Fees from trading	3 103	1 507
Fees from asset management	1 022	508
Other fees	370	680
Total income from real estate services	**33 642**	**30 624**
thereof internal capitalised expenditure	4 903	1 443

4. Real estate operating expenses

Expenses for caretakers	2 080	1 821
Insurance premium	1 051	1 235
Taxes and fees	944	2 489
Utilities and waste management	1 106	1 354
Letting expenses	597	833
Administrative expenses	192	431
General operating expenses	1 592	3 091
Ancillary expenses	-911	-748
Total real estate operating expenses	**6 651**	**10 504**

5. Real estate maintenance and renovation expenses

Maintenance expenses	4 639	5 666
Renovation expenses	1 122	1 829
Total real estate maintenance and renovation expenses	**5 761**	**7 496**

(in CHF 1 000)	2002	2003
6. Personnel expenses		
Wages and salaries	20 440	18 254
Social security expenses	2 038	1 481
Expenses for staff benefit schemes	1 333	1 793
Other personnel expenses	767	810
Total personnel expenses	**24 578**	**22 338**
Employees at 31 December	179	174
Equal full-time employees	163	158
7. General and administrative expenses		
Occupancy expenses	2 284	2 394
Information technology expenses	2 044	2 962
Other operating expenses	2 507	2 406
Administrative expenses	1 783	4 043
Total general and administrative expenses	**8 618**	**11 804**
8. Financial positions		
Financial income	-925	-679
Financial income from loans to associated companies	-275	-47
Financial expenses	34 333	35 416
Unrealised result of fair value hedging	-477	-477
Amortisation of issue expenses of bonds	410	378
Total net financial expenses	**33 066**	**34 592**
Long-term debt	545 100	836 062
Long-term bonds	150 357	150 258
Short-term debt	615 000	305 000
Short-term bank debt	0	5
Total interest-bearing debt at 31 December	**1 310 457**	**1 291 325**
thereof maturing, with fixed interest rates of more than 1 year:		
2005	139 500	138 500
2006	293 357	291 558
2007	247 600	242 300
2008+	0	50 000
Average interest rate (period)	3.49%	2.72%
Average interest rate at 31 December	2.83%	2.79%

Long- and short-term debt consists of loans borrowed from various banks in the form of advances, rollover financing or mortgage loans. Long-term debt means any loan granted under a credit agreement stipulating terms that can exceed one year, whereas short-term debt is any loan with maximal terms less than one year. Of the CHF 836.1 million of long-term debt outstanding at the end of 2003, CHF 202.1 million was secured by mortgages on properties (previous year CHF 225.6 million). As at 31 December 2003, CHF 121.6 million of financial liabilities with an amortisation obligation were outstanding (previous year CHF 150.1 million).

All financial covenants in the existing credit agreements were adhered to.

Based on debt outstanding as at 31 December 2003 with interest rates that are fixed for periods of less than 12 months, a 1% increase in interest rates would result in an increase in annualised interest charges of approximately CHF 5.7 million.

The details on the existing bond are presented below:

(in CHF 1 000)	Notional amount	Issue expenses to be amortised	Fair value adjustment	Carrying value at 31 Dec. 2002	Carrying value at 31 Dec. 2003
4.625% bond, maturing 2006	150 000	-1 370	1 727	150 357	
4.625% bond, maturing 2006	150 000	-992	1 250		150 258

The market value of the 4.625% bond with a nominal value of CHF 150 million, which matures in 2006, was CHF 159.8 million at the end of 2003 (last trading day 30 December 2003) at a price of 106.55%.

The contract volumes and fair values of the existing derivative financial instruments (interest rate swaps) are presented below:

(in CHF 1 000)	Contract volume	Positive replacement value	Negative replacement value
At 31 December 2002			
Cash flow hedging, maturing 2004	150 000	0	8 177
Cash flow hedging, maturing 2005	100 000	0	3 301
Cash flow hedging, maturing 2006	100 000	0	8 431
Cash flow hedging, maturing 2007	200 000	0	12 208
At 31 December 2003			
Cash flow hedging, maturing 2004	150 000	0	4 795
Cash flow hedging, maturing 2005	100 000	0	3 100
Cash flow hedging, maturing 2006	100 000	0	7 185
Cash flow hedging, maturing 2007	200 000	0	10 868
Cash flow hedging, maturing 2008	50 000	0	284

The replacement values of the interest rate swaps are calculated as the present values of expected future cash flows. Fair values are based on counterparts' valuations. The existing interest rate swaps as at reporting date are used for hedging the loans in form of advances with floating rates against rising interest rates.

(in CHF 1 000)	2002	2003
9. Taxes		
Current income taxes	13 704	13 407
Current capital taxes	1 992	1 987
Deferred income taxes	19 091	-5 665
Total taxes	**34 787**	**9 729**
Expected taxes	**46 825**	**17 289**
Increase/decrease resulting from:		
Differences in local tax rates	-14 030	-9 547
Capital taxes	1 992	1 987
Actual taxes	**34 787**	**9 729**

The expected average tax rate for the Group was 25% in both years. The actual tax rate was 14.1% for 2003 (previous year 18.6%). The difference between the expected and actual tax rates in both years is mainly due to lower local tax rates, partly offset by annual capital taxes.

Deferred tax assets		
Interest rate hedge bond	319	231
Hedges interest rate swaps	6 421	4 657
Value adjustment PSP West Group	2 403	1 419
Total deferred tax assets	**9 143**	**6 307**
Deferred tax liabilities		
Unrealised gains on real estate property	88 196	83 240
Unrealised gains on investments in associated companies	4 563	2 273
Furniture/fixtures/equipment and Intangible assets	407	481
Prepaid pension liabilities	141	10
Total deferred tax liabilities	**93 307**	**86 004**
Deferred tax liabilities, net	**84 164**	**79 697**

The deferred tax liabilities as at 31 December 2003 are mainly due to unrealised gains on real estate property. As at 31 December 2003, there were no loss carry-forwards from the subsidiaries PSP West V AG and PSP West I AG available to be offset against future income (previous year CHF 0.4 million).

As a result of applying the property gains tax rates, which would theoretically be due if all properties had been sold as at 31 December 2003, deferred tax liabilities would increase by approximately CHF 48 million.

10. Real estate investments

(in CHF 1 000)	Investment properties	Objects under construction at cost	Total real estate investments[1]
Carrying value at 31 December 2001	**2 219 736**	**44 750**	**2 264 486**
Purchases[2]	518 397	29 392	547 789
Capital expenditures/construction cost[2]	18 391	82 305	100 696
Sales (carrying value at end of 2001, incl. capex 2002)	-99 155		-99 155
Net changes in fair value of real estate investments	81 146		81 146
Net changes in fair value of properties reported at 1 January 2002	*28 652*		*28 652*
Net changes in fair value of properties acquired during the period	*52 494*		*52 494*
Carrying value at 31 December 2002	**2 738 515**	**156 447**	**2 894 962**
Purchases[2]	0	0	0
Capital expenditures/construction cost[2]	9 996	40 443	50 439
Transfer of objects under construction to investment properties	104 002	-104 002	0
Sales (carrying value at end of 2002, incl. capex 2003)	-88 184		-88 184
Net changes in fair value of real estate investments	-34 718		-34 718
Net changes in fair value of properties reported at 1 January 2003	*-34 718*		*-34 718*
Net changes in fair value of properties acquired during the period	*n.a.*		*n.a.*
Carrying value at 31 December 2003	**2 729 612**	**92 888**	**2 822 500**

[1] PSP Swiss Property exclusively invests in commercial properties.

[2] Acquisition costs for investment properties and objects under construction were disclosed separately from subsequent capitalised costs for the reporting year 2003. The figures of the preceding year were adjusted accordingly.

Fire insurance value at 31 December 2002	2 524 306	110 000	2 634 306
Fire insurance value at 31 December 2003	2 499 085	65 000	2 564 085

Income from property sales is shown in note 2 on page 42.

With respect to property holdings recognised in the accounts as at 1 January 2003, adjustments in the market value of properties as at the end of 2003 showed positive valuation differences totalling CHF 144.7 million (previous year CHF 67.3 million) and negative valuation differences totalling CHF 179.4 million (previous year CHF 38.6 million).

Market value adjustments are carried out on the basis of recurring (half-yearly) revaluations based on the discounted cash flow method, whereby the resulting change in fair value is reported in the consolidated income statement.

The property valuation report of the external, independent valuation company Wüest&Partner, Zurich, on pages 54 to 56 shows the basis and assumptions adopted for valuation purposes. A detailed overview of the discount rates applied in the valuation of the portfolio as at 31 December 2003 is shown on pages 92 to 93.

The external midyear portfolio valuation by CB Richard Ellis resulted in a reduction of the property portfolio market value by CHF 45.1 million. This markdown was attributed to the more difficult market environment for commercial properties in general and to higher estimates for outlays for improvements and renovations (capital expenditures) as well as the initial market valuation of the new buildings SWING 2 and 5. Excluding the properties that were sold in the second half of 2003, the reduction in market value in the first half of 2003 amounted to CHF 44.1 million.

As per yearend 2003, Wüest&Partner replaced CB Richard Ellis as external valuation company. In order to be able to compare the results, the investment properties were valued independently by the two companies at midyear. The valuation by Wüest&Partner turned out to be CHF 3.8 million higher than the one by CB Richard Ellis.

In the second half of 2003, Wüest&Partner's valuation resulted in an increase in market value by CHF 5.6 million. Consequently, the markdown on the portfolio overall amounted to CHF 34.7 million in 2003.

Notarial and transfer fees with respect to the sale of all properties are estimated at approximately CHF 64 million.

Investments in or transactions involving related companies are shown in notes 11 (pages 47 to 48), 12 (page 48) and 21 (pages 52 to 53).

Liabilities to the general contractor for future construction work on the object under construction, Lancy Office Centre in Petit-Lancy (Geneva), amounted to CHF 1.6 million (previous year CHF 38.7 million).

Note 8 on pages 43 to 44 provides details of financial positions. Properties with a carrying value totalling CHF 458.4 million (previous year CHF 404.5 million) are pledged in favour of banks providing loans.

Further information in accordance with SWX Swiss Exchange's Additional Rules for the Listing of Real Estate Companies can be found on pages 80 to 93. This information is part of the notes to the consolidated financial statements.

11. Financial assets

(in CHF 1 000)	2002	2003
Investments in associated companies		
Carrying value at 1 January	**53 733**	**58 246**
Proportional net income	3 624	-1 383
Change in proportional fair value reserves in shareholders' equity	889	0
Dividend payments	0	-27 843
Carrying value at 31 December	**58 246**	**29 020**
Other investments		
Carrying value at 1 January	**0**	**0**
Purchases	0	87 516
Result from change in market value	0	-2 266
Carrying value at 31 December	**0**	**85 250**
Total financial assets	**58 246**	**114 270**

Investments in associated companies

As at 31 December 2003, PSP Swiss Property Group held the following investments in associated companies:

Company	Registered office	Share capital	Ownership	Consolidation

WTF Holdings (Switzerland) Ltd (WTF), which is not listed on any stock exchange, was established in Hamilton, Bermudas, on 8 March 2001. Lehman Brothers Real Estate Partners, Hamilton, is the majority shareholder, holding 80% of the voting rights. During the reporting period, PSP Swiss Property Ltd neither acquired further nor sold any shares.

Pursuant to a shareholders agreement between PSP Swiss Property Ltd and Lehman Brothers Real Estate Partners, dated 29 March 2001, WTF's business is limited to the holding, managing, leasing and disposing of the properties acquired from Swisscom. The shareholders have also agreed to restrictions on the transfer of their interests in WTF.

In June 2003, WTF restructured its entire loan financing. As a result, the WTF shares are no longer pledged.

Other investments
As at 31 December 2003, the subsidiary PSP Real Estate Ltd held 1.1 million shares (corresponding approximately to 12.3% of the share capital) of REG Real Estate Group, Zurich.

In connection with the purchase of the REG participation, there are contractual agreements with the seller of the block of shares which might entail an additional payment of up to CHF 6 million by PSP Real Estate Ltd to the seller. This would depend on the realisation of the planned merger between PSP Swiss Property Ltd and REG Real Estate Group and on a possible dividend payment by REG Real Estate Group for the 2003 financial year.

12. Subordinated loan to an associated company

During the reporting period, the loan granted to WTF Holdings (Switzerland) Ltd has been fully repaid. Interest was calculated monthly, based on the CHF LIBOR interest rate plus a margin.

13. Intangible assets (software)

(in CHF 1 000)	**2002**	**2003**
Carrying value at 1 January	**0**	**392**
Purchases	392	1 060
Depreciation	0	-158
Carrying value at 31 December	**392**	**1 294**
Accumulated depreciation	0	158

14. Furniture, fixtures and equipment

Carrying value at 1 January	**3 308**	**3 062**
Purchases	510	614
Sales	-10	0
Depreciation	-746	-841
Carrying value at 31 December	**3 062**	**2 835**
Accumulated depreciation	5 924	6 473
Fire insurance value at 31 December	9 102	9 232

15. Accounts receivable

(in CHF 1 000)	2002	2003
Related parties	8 963	4 729
Associated companies	246	127
Other receivables	7 437	7 843
Carrying value at 31 December	**16 646**	**12 699**

16. Share capital

PSP Swiss Property Ltd	**Number of registered shares with a nominal value of CHF 100 each**	**Nominal value in CHF 1 000**
Issued, fully paid-in share capital at 31 December 2001	**7 650 000**	**765 000**
Issued, fully paid-in share capital at 31 December 2002	**7 650 000**	**765 000**
Issued, fully paid-in share capital at 31 December 2003	**7 650 000**	**765 000**
Authorized share capital at 31 December 2001	**766 680**	**76 668**
Authorized share capital at 31 December 2002	**766 680**	**76 668**
Increase at General Meeting on 8 April 2003	733 320	73 332
Authorized share capital at 31 December 2003	**1 500 000**	**150 000**
Conditional share capital at 31 December 2001	**500 000**	**50 000**
Conditional share capital at 31 December 2002	**500 000**	**50 000**
Conditional share capital at 31 December 2003	**500 000**	**50 000**

The details on shareholders' equity are shown in the consolidated statement of shareholders' equity on page 33.

During the 2003 financial year, the holding company PSP Swiss Property Ltd did not acquire any own shares. All of the own shares reported at the end of 2002 were sold during the reporting period. The details on the own shares are reported in the annual financial statements of the holding company PSP Swiss Property Ltd in note 2 on page 63.

Authority granted to the Board of Directors to determine how the authorized share capital should be applied terminates on 8 April 2005.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Executive Board. During the holding company's 2002 and 2003 financial years, no shares were issued relating to the conditional share capital. Note 20 on pages 51 to 52 provides information on the options relating to the compensation plan.

17. Accounts payable

(in CHF 1 000)	2002	2003
Related parties	820	1 338
Other payables	44 827	29 731
Prepayments	9 095	8 790
Carrying value at 31 December	**54 742**	**39 860**

18. Per share figures

Earnings per share is calculated by dividing the reported consolidated net income by the average number of shares outstanding during the period, while own shares are not taken into consideration.

Weighted average number of shares	7 558 682	7 572 224
Net income in CHF 1 000	152 513	59 425
Earnings per share in CHF	**20.18**	**7.85**

As in the previous year, the outstanding options (see note 20 on page 52) granted to the members of the Executive Board had no diluting effect on earnings per share, as the average share price of CHF 160.27 during the reporting period was below the exercise prices of the options.

The following figure "Earnings per share excluding gains/losses on real estate investments" excludes the result from the net changes in fair value of own real estate investments and those of associated companies as well as the realised income on property sales and all related taxes.

Weighted average number of shares	7 558 682	7 572 224
Net income excluding gains/losses on real estate investments in CHF 1 000	79 463	93 403
Earnings per share excluding gains/losses on real estate investments in CHF	**10.51**	**12.33**

As at yearend, the net asset value per share was as follows:

Number of issued shares	7 650 000	7 650 000
Number of own shares	113 125	0
Number of outstanding shares	7 536 875	7 650 000
Shareholders' equity in CHF 1 000	1 524 995	1 561 112
Deferred taxes in CHF 1 000	84 164	79 697
Net asset value per share in CHF[1]	**202.34**	**204.07**
Net asset value per share before deferred taxes in CHF[1]	**213.50**	**214.48**

[1] Based on number of outstanding shares at 31 December, before dividend payment.

19. Dividend

The Board of Directors of PSP Swiss Property Ltd proposes a dividend payment of CHF 6.60 (previous year CHF 6.00) per registered share to the Annual General Meeting on 10 May 2004. The total dividend payment proposed amounts to CHF 50.5 million (previous year CHF 45.9 million, respectively paid out actually CHF 45.2 million, since there is no dividend payment on own shares).

20. Board of Directors and Executive Board

The disclosure of the following remunerations to the members of the Board of Directors and of the Executive Board was, for the reporting period, for the first time made in accordance with the "Accrual Principle" (recording in the relevant period, irrespective of payment flows). The previous year's figures were adjusted accordingly. In the previous year, disclosure was based on actual payments.

During the reporting period, non-executive members of the Board of Directors received a total remuneration of CHF 0.21 million (previous year CHF 0.16 million). These remunerations also covered the additional mandates on the Boards of Directors of the subsidiaries PSP Real Estate Ltd and PSP Management Ltd.

The executive member of the Board of Directors and the other members of the Executive Board received a total remuneration of CHF 3.05 million during the reporting period (of which CHF 1.71 million as base salaries and CHF 1.34 million as bonuses). The payments made to the executive member of the Board of Directors also covered his additional mandates on the Boards of Directors of all of PSP Swiss Property Ltd's subsidiaries and associated companies. In the previous year, total remuneration of CHF 5.46 million was granted – of which CHF 2.01 million as base salaries and CHF 3.45 million as bonuses. For further details, please see paragraph 5.1 of the section Corporate Governance on page 76 (not part of the audited notes).

The highest total remuneration granted to one member of the Board of Directors during the reporting period amounted to CHF 1.01 million (of which CHF 0.54 million as base salary and CHF 0.47 million as bonus), though no shares or options were allotted. In the previous year, CHF 0.58 million were granted as base salary and CHF 1.22 million as bonus.

One member of the Executive Board left PSP Swiss Property Group as at 28 February 2003; the remuneration received by him during the reporting period is included in the total sum.

Two members of the four-member Executive Board (as from 28 February 2003) have employment contracts that cannot be terminated before 31 December 2005. One member of the Executive Board has an employment contract that cannot be terminated before 28 February 2005. The fourth member of the Executive Board has an employment contract that can only be terminated on 12 months' notice. If any of the four members of the Executive Board is released, his annual remuneration (base salary and bonus) is guaranteed until the termination date respectively until the expiry of the period of notice.

The four members of the Executive Board will receive severance payments, if they leave PSP Swiss Property Group – as long as not for due cause. These payments are reduced by 25% for every full year worked after 29 February 2004 or 31 December 2004, as applicable. Severance payment has been agreed with one member of the Executive Board which is reduced to 25% of an annual remuneration on 31 December 2003 and to 0% of an annual remuneration on 31 December 2004. Full severance payment is equivalent to two years' remuneration for three members of the Executive Board and to one year's remuneration for one member of the Executive Board.

During the year under review (as in the previous year), no severance payments were granted.

As at 31 December 2003, neither the non-executive members of the Board of Directors nor any of their closely related parties[1] held any options on shares of PSP Swiss Property.

As at 31 December 2003, the executive member of the Board of Directors and the other members of the Executive Board (including previous members who have left the Executive Board) and their closely related parties[1] held a total of 344 440 options on shares of PSP Swiss Property.

[1] For the purposes of note 20, closely related parties mean wives and minors.

The movements in the number of outstanding share options are as follows. In 2003, the share options of one former member of the Executive Board expired due to his resignation during the vesting period. No personnel expenses were recognised on allocating the options.

	2002	2003
Number of options at 1 January	312 240	402 240
Allocated	90 000	0
Expired due to resignation during vesting period	0	-57 800
Number of options at 31 December	**402 240**	**344 440**

The details on the outstanding share options are as follows:

Expiry dates	Exercisable as from	Stike price in CHF	Number of options at 31 December 2002	Number of options at 31 December 2003
6 March 2004	6 March 2002/30 June 2003	173.65	111 778	111 778
6 March 2006	6 March 2004/30 June 2004	181.20	126 181	97 581
6 March 2008	6 March 2006/30 June 2006	196.30	164 281	135 081
Total number of options			**402 240**	**344 440**

The subscription ratio for all options is 1:1.

21. Related party transactions
Related parties are Zurich Financial Services, Novartis and WTF Holdings (Switzerland) Ltd.

As at the end of 2003, Zurich Financial Services held approximately 22.2% of the voting rights in PSP Swiss Property Ltd. However, the company has no longer been represented on the Board of Directors since mid-2002. One member of the Board of Directors represents Novartis Pension Fund. Two members of PSP Swiss Property's Executive Board sit on the Board of Directors of WTF Holdings (Switzerland) Ltd.

There are agreements for property management services with Zurich Financial Services, Novartis Group and WTF Group. The charged fees are between 3.5% and 4.5%, which represents market terms.

Zurich Financial Services is a tenant of several properties in PSP Swiss Property's portfolio. Locally applicable rents were agreed upon on signing the contract. During the reporting period, new lease agreements totalling CHF 0.179 million annual rental income were signed and expiring lease contracts totalling CHF 0.357 million annual rental income were renewed, applying market rents.

No further lease agreements were signed with other related parties.

During the reporting period there were no property purchases or sales involving related companies.

The Group Auditors have reviewed the property transactions with related parties which occurred during the reporting period concerning market conformity.

Until the end of January 2004, there is a service level agreement maintained with Zurich Financial Services for services relating to information technology. For this service, PSP Swiss Property paid Zurich Financial Services CHF 2.1 million in 2003 (previous year CHF 1.6 million). As per 1 February 2004, this service is provided by Swisscom IT Service.

Until the end of September 2002, there was a service level agreement with Zurich Financial Services relating to personnel administration. For this service, PSP Swiss Property paid Zurich Financial Services CHF 0.2 million in 2002.

The following table provides an overview of the business relationships entered into with PSP Swiss Property Group:

(in CHF 1 000)	2002	2003
Income from services		
Zurich Financial Services	14 255	14 373
Novartis Group	1 877	937
WTF Group	6 915	6 877
Income from lease agreements		
Zurich Financial Services	13 529	10 592

At the end of the financial year, receivables and liabilities were as follows:

Accounts receivable from		
Zurich Financial Services	7 718	4 628
Novartis Group	1 245	100
WTF Group	246	127
Accounts payable to		
Zurich Financial Services	257	658
Novartis Group	563	680

22. Subsequent events

No material events occurred since the balance sheet date.

To the Executive Board of PSP Swiss Property Ltd

Commission

Wüest&Partner was commissioned by PSP Swiss Property Ltd to perform a valuation, for accounting purposes, of PSP Swiss Property's real estate holdings as at 31 December 2003 (reporting date).

Wüest&Partner is familiar with the properties, having carried out inspections and examined the relevant documents and information provided.

Basis of valuation

We hereby confirm that the valuations were performed in accordance with national and international standards and guidelines. The market values determined by us conform with the concept of "fair value" as defined in the International Financial Reporting Standards (IFRS) on the basis of IAS 40 Paragraphs 27–49 (investment property). The values of the properties under construction are posted by PSP Swiss Property Ltd at cost.

Definition of fair value

Fair value is defined as the amount for which a property would most probably be exchanged at the valuation date between two independent and knowledgeable parties, willing to buy and sell respectively, with due allowance made for a reasonable marketing period.

In compliance with IAS 40 Paragraph 45, no allowance is made, in the determination of fair value, for value-enhancing investments (improvements) and any associated additional income. Likewise excluded are property transfer, real property gains and value added taxes plus any other costs incurred or commissions paid during the process of selling real estate. Nor is any account taken of the owner's liabilities in respect of taxation (apart from ordinary property taxes) and financing costs.

Methodology

The valuation of PSP Swiss Property's real estate holdings uses the discounted cash-flow (DCF) method, by which the current market value of a property is determined as the total of all projected future net earnings discounted to present-day equivalents. Income is discounted individually for each property with due allowance for specific opportunities and threats and adjustment in line with market conditions and risks.

The valuation entailed a detailed analysis of the properties in terms of their quality and risk profiles (attractiveness and lettability of rented premises, construction type and condition, micro- and macro-location etc.). Currently unlet premises are included in the valuation with due allowance made for a reasonable marketing period. Wüest&Partner is familiar with the properties, which it inspected in the early summer of 2003.

Results

A total of 116 properties were valued as at 31 December 2003. The fair value in accordance with IAS 40 of the investment properties on the valuation date is estimated at a total of CHF 2,729,612,000.

Independence and confidentiality

We hereby confirm that the valuation of PSP Swiss Property's real estate holdings was performed by Wüest&Partner, as external valuer, independently and neutrally in conformity with its business policies and with sole regard to the commission specified above.

Zurich, 6 February 2004

Wüest&Partner AG

Marco Feusi
dipl. Arch. HTL/NDS BWI ETHZ, Partner

Matthias Arioli
Dipl. Ing. ETH/SIA, Partner

Annex: Detailed presentation of results

The following nominal discount rates were applied in the property valuations, subject to an assumed 1% p.a. inflation:

Region	Minimum discount rate (%)	Maximum discount rate (%)	Weighted discount rate (%)*
Zurich (canton)	5.4	6.9	6.1
Geneva (city)	5.5	6.5	5.9
Basel, Berne, Lausanne	5.5	6.6	6.0
Other regions	5.8	6.7	6.3
All regions	5.4	6.9	6.1

* Average of discount rates for individual valuations, weighted by market value

The following range of market rents was applied to the property valuations:

Region	Office CHF/m² p.a.	Retail CHF/m² p.a.	Warehousing CHF/m² p.a.	Outdoor parking CHF/Nr p.mo.	Indoor parking CHF/Nr p.mo.	Housing CHF/m² p.a.
Zurich (canton)	100–750	160–2900	60–400	50–450	100–400	120–310
Geneva (city)	250–720	230–3400	90–600	110–400	160–500	250
Basel, Berne, Lausanne	160–330	90–1450	70–120	70–240	170–460	180–290
Other regions	90–350	70–1400	50–150	30–220	90–450	130–310
All regions	90–750	70–3400	50–600	30–450	70–500	120–310

Annex: Valuation assumptions

The valuations are based on the following general assumptions:

- The rent roll used in the valuation is dated 17 October 2003 and takes no account of any potential inflation-related adjustments to rental income as of the start of this year. The necessary adjustments were made by Wüest&Partner in consultation with the client in line with the indexing factors and other terms governing the specific tenancies. Consequently, the current income posted in the valuations is some 0.2% higher than the current income stated in the rent rolls provided.
- A one-period DCF model was adopted with an implicit residual value in the eleventh period.
- Discounting is based on a risk-adjusted interest rate. Rates are determined individually for each property in line with risks and may be broken down as follows: 3.5% risk-free interest rate (assuming 1% p.a. inflation) + property risk (immobility of capital) = 5.1% + premium for macro-location + premium for micro-location depending on use + premium for property quality and income risk + any other specific premiums. Nominal discount rates range between 5.4% and 6.9% depending on the property, use and location.
- The valuations assumed 1% annual inflation for income and all expenditure. Where a nominal discount rate is applied, this is raised in line with the growth rates of cash flows.
- Credit risks posed by specific tenants are not explicitly factored into the valuation as the provision of appropriate contractual safeguards is assumed.
- The valuation period extends 100 years from the valuation date. Allowance is made for the specific indexing provisions in existing leases. An indexing factor of 80% (Swiss average) is assumed for the period following lease expiry, with leases being renewed at market levels every three to five years, depending on use.
- For existing tenancies, the timing of individual payments is assumed to comply with the terms of the lease. Following lease expiry, cash flows for commercial premises are taken to be quarterly in advance, for housing monthly in advance.
- In terms of running costs, entirely separate service charge accounts – as provided by the lease terms – are assumed, with no tenancy-related ancillary costs to be borne by the owner.
- The maintenance (repair and capital expenditure) costs were calculated using the STRATUS building analysis tool developed by Basler&Hofmann. This tool is used to estimate the remaining lifespan of individual components based on their present condition, to model periodic refurbishments and to calculate the associated annual renewal fund allowances. The calculated values were plausibility tested using comparables and benchmarks derived from Wüest&Partner surveys. 100% of repair costs are included in the cost estimate for the first 10 years, 60-80% from year 11 onwards (to factor in proportion passed on to tenants). This covers the projected value-preserving investments.

PSP Swiss Property Group
Report of the Group Auditors

Report of the group auditors to the general meeting of PSP Swiss Property Ltd, Zug

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes, pages 30 to 56 and 80 to 93) of PSP Swiss Property Group for the year ended December 31, 2003.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS), article 13 of the Additional Rules for the Listing of Real Estate Companies of the Swiss Exchange (SWX) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Frei Markus Schmid

Zurich, March 26, 2004




ZURICH

General Information

Formation/Object

PSP Swiss Property Ltd was registered in the commercial register of the Canton of Zug on 28 July 1999. The purpose of the Company is to directly or indirectly acquire, hold and sell participations in companies which operate in the property sector or serve the Group's financing activities.

Basis of preparation/Valuation principles

The preparation of PSP Swiss Property Ltd's financial statements is carried out in accordance with the provisions of Swiss company law and recognised business principles.

Income Statement

(in CHF 1 000)	1 January to 31 December 2002	1 January to 31 December 2003
Income		
Dividend income	49 600	133 393
Financial income	1 863	2 650
Total income	**51 463**	**136 043**
Expenses		
Personnel expenses	-372	-326
General and administrative expenses	-591	-1 171
Depreciation issue expenses	-3 065	-3 065
Financial expenses	-112	-1 436
Taxes	-151	-103
Total expenses	**-4 291**	**-6 101**
Net income	**47 172**	**129 942**

The notes are part of these financial statements.

Balance Sheet

(in CHF 1 000)	At 31 December 2002	At 31 December 2003
Assets		
Investments	1 233 532	1 235 322
Issue expenses to be amortised	9 195	6 130
Total non-current assets	**1 242 727**	**1 241 452**
Accounts receivable from third parties	17	14
Accounts receivable from subsidiaries	49 461	105 358
Loans to subsidiaries	38 000	46 000
Marketable securities	16 912	0
Cash	952	1 361
Total current assets	**105 342**	**152 733**
Total assets	**1 348 069**	**1 394 185**
Shareholders' equity and liabilities		
Share capital	765 000	765 000
Legal reserves (general reserves)	391 993	408 889
Legal reserves (reserves for own shares)	16 896	0
Retained earnings	47 985	132 706
Total shareholders' equity	**1 221 874**	**1 306 595**
Accounts payable to third parties	16	12
Accounts payable to subsidiaries	496	0
Debt from third parties	100 000	50 000
Debt from subsidiaries	25 000	36 500
Other liabilities	683	1 078
Total current liabilities	**126 195**	**87 590**
Total shareholders' equity and libilities	**1 348 069**	**1 394 185**

The notes are part of these financial statements.

PSP Swiss Property Ltd
Notes to the Financial Statements

1. Investments

Company	Registered office	Share capital	Ownership 2002		Ownership 2003	
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%	direct	100%	direct
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%	direct	100%	direct
PSP Finance Limited	Jersey, Channel Islands	CHF 807 896	100%	direct	100%	direct
PSP West V AG	Opfikon, Switzerland	CHF 4 740 000	100%	direct	100%	direct
PSP West A AG	Opfikon, Switzerland	CHF 6 000 000	100%	indirect	100%	indirect
PSP West S AG	Opfikon, Switzerland	CHF 460 000	100%	indirect	100%	indirect
PSP West I AG	Opfikon, Switzerland	CHF 300 000	100%	indirect	100%	indirect
WTF Holdings (Switzerland) Ltd	Hamilton, Bermudas	USD 12 000	20%	direct	20%	direct

2. Own shares

	Number of registered shares with a nominal value of CHF 100 each	Cost in CHF
At 31 December 2001	**25 000**	**3 798 515**
Purchases from 1 January to 31 December 2002 (Average price CHF 148.65)	90 000	13 378 314
Sales from 1 January to 31 December 2002 (Average price CHF 149.65)	-1 875	-280 587
At 31 December 2002	**113 125**	**16 896 242**
Purchases from 1 January to 31 December 2003	0	0
Sales from 1 January to 31 December 2003 (Average price CHF 162.70)	-113 125	-16 896 242
At 31 December 2003	**0**	**0**

3. Authorized and conditional share capital

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Authorized share capital		
At 31 December 2001	**766 680**	**76 668**
At 31 December 2002	**766 680**	**76 668**
Increase at General Meeting on 8 April 2003	733 320	73 332
At 31 December 2003	**1 500 000**	**150 000**
Conditional share capital		
At 31 December 2001	**500 000**	**50 000**
At 31 December 2002	**500 000**	**50 000**
At 31 December 2003	**500 000**	**50 000**

Authority granted to the Board of Directors to determine how the authorized share capital should be applied terminates on 8 April 2005.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Executive Board.

4. Major shareholders in accordance with Art. 663c of the Swiss Code of Obligation

As at 31 December 2003, PSP Swiss Property Ltd had the knowledge of the following major shareholders:

Shareholder	Registered shares in numbers	Voting rights in %
Zurich Financial Services, Zurich, trough its subsidiary "Zurich" Insurance Company, Zurich	1 701 305	22.2
Converium Ltd, Zurich	569 000	7.4
Civil Service Insurance Fund of the Canton of Zurich (Beamtenversicherungskasse des Kantons Zürich), Zurich	455 000	5.9
PubliGroupe SA, Lausanne	387 700	5.1

5. Pledge agreements

The shares of the 20% stake in WTF Holdings (Switzerland) Ltd with a carrying value of CHF 4 000 are no longer pledged. In June 2003, WTF restructured its entire loan financing. As a result, the WTF shares are no longer pledged.

6. Treatment of dividend payment (unchanged from previous year)

The following dividends for the 2003 financial year which will be paid by the subsidiaries in 2004 are already included in PSP Swiss Property Ltd's books for the 2003 financial year.

PSP Management Ltd (as decided by the Annual General Meeting of 8 March 2004)	CHF	8 500 000
PSP Real Estate Ltd (as decided by the Annual General Meeting of 8 March 2004)	CHF	65 000 000
PSP West V AG (as decided by the Annual General Meeting of 13 February 2004)	CHF	4 200 000
PSP Finance Limited (as decided by the Annual General Meeting of 13 February 2004)	CHF	27 850 000
Total	**CHF**	**105 550 000**

A total of CHF 49.6 million dividend payment was taken into account in the previous year (PSP Management Ltd CHF 6.9 million, PSP Real Estate Ltd CHF 10.0 million, PSP Finance Limited CHF 32.7 million).

PSP Swiss Property Ltd
Proposal of the Board of Directors Concerning the Appropriation of Retained Earnings

(in CHF)	2002	2003
Profit carried forward	813 390	2 763 815
Net income	47 171 675	129 942 123
Retained earnings at 31 December	**47 985 065**	**132 705 938**
Allocation to the legal reserves (general reserves)	0	0
6% dividend	-45 900 000	
6.6% dividend		-50 490 000
Balance carried forward	**2 085 065**	**82 215 938**

Since no dividend is paid on own shares, actually paid dividends amounted to CHF 45 221 250 for the 2002 financial year. As a result, profit carried forward for the 2003 financial year amounted to CHF 2 763 815.

Report of the Statutory Auditors

Report of the statutory auditors
to the general meeting of
PSP Swiss Property Ltd, Zug

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 61 to 64) of PSP Swiss Property Ltd for the year ended December 31, 2003.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Frei   Markus Schmid

Zurich, March 26, 2004


GRIEDER
GRIEDER

Additional Information

1 Group structure and shareholders

1.1 Group structure


PSP Swiss Property Ltd
Holding Company
PSP Real Estate Ltd
Real Estate Investments
PSP West V AG
Subholding
PSP Management Ltd
Real Estate Services
PSP Finance Limited
Financing Company
PSP West A AG
Real Estate Investments
PSP West S AG
Real Estate Investments
PSP West I AG
(inactive)

PSP Swiss Property Ltd holds a 20 percent stake in WTF Holdings (Switzerland) Ltd, Bermudas.

Listed holding company

Company	PSP Swiss Property Ltd
Registered office	Zug, Switzerland
Listing	SWX Swiss Exchange, Zurich
Market capitalisation at 31 December 2003	CHF 1 338.8 million
Symbol	PSPN
Security number	1042810

Non-listed participations

See note 1, page 63 of the PSP Swiss Property Ltd annual financial statements.

1.2 Major shareholders as at 31 December 2003

PSP Swiss Property Ltd is aware of following major shareholders:

Shareholder	Registered shares in numbers	Voting rights in %
Zurich Financial Services, Zurich, through its subsidiary "Zurich" Insurance Company, Zurich	1 701 305	22.2
Converium Ltd, Zurich	569 000	7.4
Civil Service Insurance Fund of the Canton of Zurich (Beamtenversicherungskasse des Kantons Zürich), Zurich	455 000	5.9
PubliGroupe SA, Lausanne	387 700	5.1

No shareholders' agreements have been entered into.

1.3 Shareholders as at 31 December 2003

Distribution of PSP Swiss Property shares as at 31 December 2003

Number of registered shares	Registered shareholders		Registered shares		Non-registered shares		**Total number**
	Number	%	Number	% issued shares	Number	% issued shares	**of issued shares**
1 to 100	277	36.4	13 688	0.2			
101 to 1 000	299	39.3	121 143	1.6			
1 001 to 10 000	123	16.2	439 959	5.8			
10 001 to 100 000	55	7.2	1 630 323	21.3			
100 001 to 382 499	2	0.3	285 560	3.7			
382 500 (5%) and above	4	0.6	3 113 005	40.7			
Total registered shareholders/shares	**760**	**100.0**	**5 603 678**	**73.3**			**5 603 678**
Total non-registered shares					**2 046 322**	**26.7**	**2 046 322**
Total			**5 603 678**		**2 046 322**		**7 650 000**

Details on registered shareholders and shares as at 31 December 2003

	Registered shareholders			Registered shares
	Number	%	Number	%
Individuals	505	66.4	212 852	3.8
Legal entities	255	33.6	5 390 826	96.2
(including nominees/trustees)	(32)	(4.2)	(308 016)	(5.5)
Total	**760**	**100.0**	**5 603 678**	**100.0**
Switzerland	724	95.3	5 355 502	95.6
Europe (not including Switzerland)	30	3.9	222 181	4.0
North America	5	0.7	24 545	0.4
Other countries	1	0.1	1 450	0.0
Total	**760**	**100.0**	**5 603 678**	**100.0**

1.4 Cross-shareholdings

There are no cross-shareholdings.

2 Capital structure of PSP Swiss Property Ltd

2.1 Share capital as at 31 December 2003

Share capital	Total	Number of registered shares	Nominal value per share
Share capital	CHF 765 000 000	7 650 000	CHF 100
Authorized share capital[1] (until 8 April 2005)	CHF 150 000 000	1 500 000	CHF 100
Conditional share capital	CHF 50 000 000	500 000	CHF 100

[1] The Annual General Meeting of 8 April 2003 has increased the authorized share capital of the Company by CHF 73 332 000 to CHF 150 000 000 and extended its term by two years.

2.2 Authorized and conditional share capital in particular

The authorized and the conditional share capital are governed by Articles 5bis and 5ter of the Articles of Association:

"Article 5bis Authorized share capital

(1) The Board of Directors is authorized to increase the share capital, by no later than 8 April 2005, by an amount not exceeding CHF 150,000,000 by issuing a maximum of 1,500,000 fully paid registered shares with a nominal value of CHF 100 per share. An increase in partial amounts is permitted.

(2) Underwriting and acquisition of the new shares, as well as each subsequent transfer of shares, are subject to the restrictions in Article 7 of these Articles of Association.

(3) The Board of Directors shall determine the date of issue of new shares, their issue price, the allocation of the excluded subscription rights, the method of payment and the start of dividend entitlement.

(4) The subscription rights of shareholders are excluded; the shares issued shall be used only as consideration for the acquisition of, or (for example in case of a placement of shares) for the financing of the acquisition of, real estate by the Company or a subsidiary or as consideration for the takeover of, or (for example in case of a placement of shares) for the financing of the takeover of, companies, parts of companies or participations by the Company or a subsidiary. Acquisition and takeover are only allowed within the framework of the purpose according to Article 4 of these Articles of Association."

"Article 5ter Conditional share capital

(1) The share capital can be increased by an amount not exceeding CHF 50,000,000 by issuing, to employees of the Company and of its subsidiaries, a maximum of 500,000 fully paid registered shares with a nominal value of CHF 100 per share. The subscription rights and the advance underwriting rights of shareholders are excluded. The issue of shares, or of warrants in respect thereof, or of a combination of shares and warrants, to employees is effected pursuant to regulations of the Board of Directors. The issue of shares, or of warrants in respect thereof, to employees can take place at a price below the stock exchange price.

(2) The acquisition of shares under the employee participation scheme, as well as each subsequent transfer of shares, are subject to the restrictions of Article 7 of these Articles of Association."

2.3 Changes of capital during the last three financial years

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Issued, fully paid-in share capital at 31 December 2000	**5 916 680**	**591 668**
Capital increase on 12 July 2001	1 479 170	147 917
Capital increase on 14 August 2001	254 150	25 415
Issued, fully paid-in share capital at 31 December 2001	***7 650 000***	***765 000***
Issued, fully paid-in share capital at 31 December 2002	**7 650 000**	**765 000**
Issued, fully paid-in share capital at 31 December 2003	**7 650 000**	**765 000**

Legal Reserves (general reserves)	
31 December 2001	404 615
31 December 2002	391 993
31 December 2003	408 889

Legal Reserves (reserves for own shares)	
31 December 2001	3 799
31 December 2002	16 896
31 December 2003	0

Retained earnings before appropriation	
31 December 2001	39 063
31 December 2002	47 985
31 December 2003	132 706

2.4 Shares, participation certificates, bonus certificates

The 7 650 000 issued registered shares described in section 2.1 on page 72 are fully paid in. Each share carries the right to dividend payments. Voting rights are described in section 6.1 on page 77. Own shares which would not carry voting rights are not held as at 31 December 2003. No preferential rights or similar rights have been granted.

As at 31 December 2003, no participation certificates or bonus certificates have been issued.

2.5 Transferability of registered shares and nominee registrations
As regards share register and nominees, see Article 7 of the Articles of Association.

As at 31 December 2003, no agreements have been entered into with nominees as described in the 2nd sentence of Article 7 (5) of the Articles of Association.

2.6 Convertible bonds and options
As at 31 December 2003, there are no outstanding convertible bonds.

As at 31 December 2003, only the 344 440 options on PSP Swiss Property shares granted to the members of the Executive Board (including previous members who have left the Executive Board) are outstanding. Further information about these options, such as expiry dates, strike prices, quantities and subscription ratio, is set out in note 20 of the consolidated financial statements, on pages 51 to 52. These 344 440 options may be used to subscribe for an equivalent number of registered shares with a par value of CHF 100 each, representing a total par value of CHF 34 444 000.

Depending on market conditions, the Board of Directors may comply with the share option plan by issuing new PSP Swiss Property shares out of conditional share capital (Article 5ter of the Articles of Association, see section 2.2 on page 72 above), or by buying such shares on the market, respectively carry out equivalent cash payments.

3 Board of Directors
3.1 Members of the Board of Directors

Günther Gose, 1944, DE, Herrliberg, Dr. rer. nat., Chairman (Member since 7 February 2000, initially as Vice-Chairman, and from 4 December 2001 as Chairman, appointed until the 2006 Annual General Meeting).

Degree in mathematics from Munich University, Assistant at the Institute of Numerical Mathematics at the Technical University at Braunschweig until 1976, doctoral thesis on numerical mathematics 1974.

Career history: from 1976 to 1990 various positions at Allianz Group (until 1983 assignments in product development and accounting at Allianz Life, until 1987 member of the Executive Board of Allianz Life, until 1990 Chief Executive Officer of the Nordrhein-Westfalen branch of Allianz). From 1990, member of the Zurich Group Executive Board, until 1994 responsible for life insurance, from 1994 also responsible for the Northern and Eastern Europe region, Chief Financial Officer for the Group from 1998 until retirement mid-2002.

Following his retirement from the Zurich Group mid-2002, Mr. Gose has acted independently, rather than under delegated authority, in performing his function as a member of the Board of Directors for PSP Swiss Property Ltd and its subsidiaries PSP Real Estate Ltd and PSP Management Ltd. As at 31 December 2003, Mr. Gose does not hold any directorships which are subject to disclosure requirements, other than the positions held at PSP Swiss Property Ltd and its two subsidiaries referred to above.

Fritz Jörg, 1948, CH, Forch, Federal Estate Agents Diploma (SVIT), Delegate and Chief Executive Officer of the PSP Swiss Property Group (Member since 7 February 2000, appointed until the 2006 Annual General Meeting).

Career history: project manager for general contractors in Switzerland, Chief Executive Officer of Deggo AG, from 1996 Chief Executive Officer of Turegum Immobilien AG[1], Chief Executive Officer of PSP Swiss Property Group since the incorporation of PSP Swiss Property Ltd.

As at 31 December 2003, Mr. Jörg does not hold any directorships other than the positions held at PSP Swiss Property Ltd as well as at all of its subsidiaries and associated companies.

Leonhard Fopp, 1948, CH, Dietlikon, Dr. oec. HSG, Member (Member since 8 April 2003, appointed until the 2005 Annual General Meeting).

Doctoral thesis in economics in 1975 at the University of St. Gallen (HSG).

Career history: Eight years of business activities at Winterthur Life. From 1980 full-time management advisor with the special fields of strategic reorientation, structuring dynamic enterprises, and Corporate Governance. Mr. Fopp acts as Chairman of ASCO (Swiss Association of Management Consultants).

As at 31 December 2003, Mr. Fopp holds a directorship with Continuum AG, Zurich, in addition to the positions held at PSP Swiss Property Ltd and its two subsidiaries PSP Real Estate Ltd and PSP Management Ltd.

Gino Pfister, 1942, CH, Basel, degree in electrical engineering ETH, Member (Member since 7 February 2000, appointed until the 2006 Annual General Meeting).

Career history: Head of Planning and Control in the Pharmaceuticals Division of Ciba-Geigy, Executive Director of the Novartis Pension Fund.

[1] A wholly owned subsidiary of Zurich Financial Services, Turegum Immobilien AG was the predecessor of PSP Management Ltd.

As at 31 December 2003, Mr. Pfister holds directorships with subsidiaries of the Novartis Group and AEB Alternativ-Energie Birsfelden AG, in addition to the positions held at PSP Swiss Property Ltd and its two subsidiaries PSP Real Estate Ltd and PSP Management Ltd.

For information on PSP Swiss Property Group's existing business relations with the Novartis Pension Fund, please refer to note 21 of the consolidated financial statements, on pages 52 to 53. There are no cross-involvements.

3.2 Elections and terms of office
Messrs. Günther Gose, Fritz Jörg and Gino Pfister were elected for the first time on 7 February 2000 by an Extraordinary General Meeting, and have been re-elected by the Annual General Meeting of 8 April 2003, for a three-year term each.

Mr. Leonhard Fopp was elected for the first time by the Annual General Meeting of 8 April 2003, for a reduced term of two years, as the Board of Directors favours staggered renewals of the Board for the future.

There is no limitation on the terms of office.

3.3 Internal organisational structure
3.3.1 Allocation of tasks within the Board of Directors
The Board of Directors exercises the powers conferred to it under Article 16 of the Articles of Association as a body. The Articles of Association do not provide for any specific allocation of tasks among Board members.

The individual Board members have the following special competencies: Mr. Günther Gose brings his financial expertise and management experience gained in financial services companies to his position as Chairman, Mr. Fritz Jörg brings his real estate experience to his position as Delegate and Chief Executive Officer of the PSP Swiss Property Group, Mr. Leonhard Fopp, as Member, assists the Board of Directors with his professional experience in matters of strategic concern and Mr. Gino Pfister, as Member, concentrates on institutional and investor aspects.

In addition to sitting on the Board of Directors of PSP Swiss Property Ltd, Mr. Gose, Mr. Jörg, Mr. Fopp and Mr. Pfister are also members of the Board of Directors of both its subsidiaries, PSP Real Estate Ltd and PSP Management Ltd. Apart from these three directorships, Mr. Jörg also sits on the Board of Directors of the subsidiary PSP Finance Limited, the Boards of Directors of the subsidiary PSP West V AG (formerly Verral SA) and its subsidiaries as well as the Boards of Directors of the associated company WTF Holdings (Switzerland) Ltd and its subsidiaries.

3.3.2 Committees of the Board of Directors
In view of the current size of the Board of Directors, Board members see no necessity in delegating tasks to committees. The Board of Directors ensures that it has sufficient time to deal with all major business issues at meetings attended by all Board members.

3.3.3 Work methods of the Board of Directors
In principle, four ordinary meetings of the Board of Directors are held annually. Between such meetings, extraordinary meetings may be called as required, and resolutions may be passed by written consent. The Secretary is responsible for keeping minutes of Board meetings and for recording any resolutions passed by written consent in the subsequent minutes.

The Chairman of the Board of Directors is in constant contact with the Delegate of the Board of Directors.

3.4 Definition of the areas of responsibility of the Board of Directors and the Executive Board
The Board of Directors has delegated the management and the representation of the Company to the Delegate of the Board of Directors (Chief Executive Officer), respectively the Executive Board, based on the provisions of Article 17 of the Articles of Association governing the delegation of duties, and as permitted by law. The Board of Directors determines the levels of authority applying to any decisions to be made by the Delegate in consultation with the Chairman and any decisions which the Delegate has power to make on his own, respectively in consultation with the members of the Executive Board.

3.5 Information and control instruments vis-à-vis the Executive Board
The members of the Executive Board attend all ordinary meetings held by the Board of Directors for the purpose of ensuring direct communication between the Board of Directors and the Executive Board and an appropriate level of control.

The Board of Directors is regularly informed of key financial figures and any financial and operational risks to which the PSP Swiss Property Group may be exposed (pages 40 to 41 of the consolidated financial statements contain information on risk management).

No internal auditors have been appointed to date. However, the Board of Directors liaises directly with the Statutory Auditors and is entitled to assign special auditing duties to them, if required (see section 8.4 on page 78).

4 Executive Board[1]

4.1 Members of the Executive Board

Fritz Jörg, 1948, CH, Forch, Federal Estate Agents Diploma (SVIT), Chief Executive Officer (has held this position since July 1999). See section 3.1 on pages 74 to 75 above.

Luciano Gabriel, 1953, CH, Wollerau, Dr. rer. pol., Chief Financial Officer (has held this position since 1 January 2003; Head of Real Estate Asset Management from 1 March to 31 December 2002).

Career history: after working as an assistant in economics at the University of Bern, Mr. Gabriel spent several years working for Union Bank of Switzerland in Zurich, London and Milan, where he held management positions in Corporate Finance, Risk Management, International Corporate Account Management and Business Development. He was subsequently responsible for Corporate Finance and Group Treasury at Zurich Financial Services.

As at 31 December 2003, Mr. Gabriel does not hold any directorships which are subject to disclosure requirements, other than the positions held at the subsidiary PSP West V AG and its subsidiaries as well as the associated company WTF Holdings (Switzerland) Ltd and its subsidiaries.

Peter Abplanalp, 1946, CH, Pfaffhausen, certified accountant, Chief Operating Officer (has held this position since July 1999).

Career history: manager of the Financial Departments of several general contractors in Switzerland, member of the Executive Board of Deggo AG, member of the Executive Board of Turegum Immobilien AG[2].

As at 31 December 2003, Mr. Abplanalp holds no directorships.

Hans Peter Egloff, 1960, CH, Gebenstorf, Federal Estate Agents Diploma (SVIT), Head of Real Estate Services (has held this position since July 1999).

Career history: management positions at Deggo AG, member of the Executive Board of Turegum Immobilien AG[2].

Political post: from 1994 to 2001 member of the municipal council of Gebenstorf (departments: education, finance, taxes).

As at 31 December 2003, Mr. Egloff holds no directorships.

4.2 Management contracts

There are no management contracts with companies outside the Group.

5 Compensations, shareholdings and loans

5.1 Content and determination of the compensations and of the share option plan

The non-executive members of the Board of Directors are entitled to a remuneration, which is determined by the Board of Directors.

The executive member of the Board of Directors and the other members of the Executive Board receive an annual remuneration consisting of a base salary and a bonus payment. For the purposes of the pension scheme, only the base salary is insured. For the purposes of this section, the additional contributions made by the Company to the pension scheme of these beneficiaries, over and above those payable under the standard occupational pension scheme, are added to the base salary. These additional contributions allow the early retirement of the beneficiaries at the age of 62. The bonus is calculated on the basis of net profit per share of the respective financial year. As regards the "Accrual Principle", applied for the first time in the financial year 2003, please see note 20 of the consolidated financial statements, on pages 51 to 52. In addition, the executive member of the Board of Directors and the other members of the Executive Board participate in a share option plan. The Board of Directors is responsible for allocating such benefits.

5.2 Compensations for acting members of the Board of Directors and of the Executive Board

Please see note 20 of the consolidated financial statements, on pages 51 to 52.

5.3 Compensations for former members of the Board of Directors and of the Executive Board

During the reporting year, no compensations were paid to former members of the Board of Directors and of the Executive Board; the member of the Executive Board, who left the Executive Board and PSP Swiss Property Group as at 28 February 2003, has been remunerated until that date according to contract.

5.4 Share allotment during the reporting year

During the reporting year, no PSP Swiss Property shares were allotted.

[1] Felix Fischer, 1949, CH, Niederglatt, Chief Financial Officer until 31 December 2002, has left the Executive Board and PSP Swiss Property Group as at 28 February 2003.

[2] A wholly owned subsidiary of Zurich Financial Services, Turegum Immobilien AG was the predecessor of PSP Management Ltd.

5.5 Share ownership
As at 31 December 2003, a total of 2 235 PSP Swiss Property shares are held by the non-executive members of the Board of Directors and by their closely linked parties[3].

As at 31 December 2003, a total of 24 385 PSP Swiss Property shares are held by the executive member of the Board of Directors and by the other members of the Executive Board, including their closely linked parties[3].

5.6 Options
For details on the options on PSP Swiss Property shares, allotment during the reporting year and number outstanding as at 31 December 2003, see note 20 of the consolidated financial statements, on pages 51 to 52.

5.7 Additional fees and remunerations
During the reporting year, no additional fees and remunerations were paid to members of the Board of Directors or of the Executive Board, or to any of their closely linked parties[3] in consideration of additional services provided to the PSP Swiss Property Group.

5.8 Loans to members of the Board of Directors or of the Executive Board
During the reporting year, no loans were granted to members of the Board of Directors or of the Executive Board, or to any of their closely linked parties[3] and there are no respective claims towards these individuals as at 31 December 2003.

5.9 Highest total compensation
Please see note 20 of the consolidated financial statements, on pages 51 to 52.

6 Shareholders' participation rights

6.1 Voting-rights restrictions and representation
According to Article 13 of the Articles of Association, each share confers, on the owner or usufructuary thereof entered in the share register as shareholder with voting rights, the right to cast one vote.

The Articles of Association do not provide for any voting-rights restrictions.

The right to attend General Meetings and to be represented by proxy are governed by Article 12 of the Articles of Association.

6.2 Quorums stipulated by the Articles of Association
No quorum exceeding that prescribed by law is required under the Articles of Association in order to pass resolutions at General Meetings. According to Article 15 (1) of the Articles of Association, the General Meeting passes its resolutions and carries out its elections with an absolute majority of the share votes represented, if not otherwise required by law.

6.3 Calling the General Meeting, shareholders' right to request the inclusion of an agenda item
Calling the General Meeting, the procedure for calling a General Meeting, the right to call General Meetings and the right to request the inclusion of an agenda item are governed by Articles 10 and 11 of the Articles of Association.

6.4 Record date for entries in the share register
According to Article 12 (1) of the Articles of Association, the Board of Directors is responsible for setting the record date by which entries in the share register must be made for the purpose of attending General Meetings. Shareholders are informed of this record date in the notice convening the General Meeting.

For further information, we refer to Article 7 of the Articles of Association applying to the entry of shareholders and usufructuaries of PSP Swiss Property shares in the share register.

7 Changes of control and defence measures

7.1 Duty to make an offer
The Articles of Association do not provide for any "opting out" or "opting up" arrangements within the meaning of Articles 22 respectively 32 SESTL.

7.2 Change of control clauses
With the exception of the salary guarantees and severance payments disclosed in note 20 of the consolidated financial statements, on pages 51 to 52, no change of control clauses has been agreed.

8 Statutory Auditors and Group Auditors

8.1 Duration of the mandate and term of office of the head auditor
PricewaterhouseCoopers AG, Zurich, assumed its existing auditing mandate in February 2000 (entry made in the journal of the Zug Commercial Registry on 4 February 2000). It was last time re-elected as Statutory Auditors and as Group Auditors for the 2003 financial year by the Annual General Meeting of 8 April 2003.

The head auditor responsible for the existing auditing mandate took up office in February 2000.

[3] For the purposes of this section, closely linked parties mean wives and minors.

8.2 Auditors' fees
For the reporting year, so far auditors' fees of CHF 90 000 were charged. The total costs for auditing the 2003 financial statements respectively the 2003 consolidated financial statements are estimated to be CHF 310 000.

8.3 Additional fees
For the reporting year, so far additional fees of CHF 179 000 were charged, for tax and financial statements advice. The total cost of additional fees is estimated to be CHF 220 000.

8.4 Supervisory and control instruments vis-à-vis the Statutory Auditors
The Board of Directors liaises directly with the Statutory Auditors regarding the annual audit work to be carried out and discusses the results of such audits. On request, representatives of the Statutory Auditors attend meetings of the Board of Directors in which such matters are discussed. As described in section 3.5 on pages 75 to 76, the Board of Directors is also entitled to assign special auditing duties to the Statutory Auditors, if required.

9 Special Auditors

On 8 April 2003, the Annual General Meeting re-elected Dr. Rietmann & Partner AG, St. Gallen, Special Auditors for the 2003 financial year (to perform special audits for the purpose of capital increases in accordance with Article 20 (3) of the Articles of Association).

The services of the Special Auditors were not required during the reporting year and, therefore, no auditors' or other fees were charged.

10 Information policy

PSP Swiss Property Ltd keeps its shareholders and the capital market supplied with full and up-to-date information, ensuring optimum transparency.

Financial reporting consists of semi-annual and annual reports. Financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), in compliance with Swiss law and the standards laid down by the SWX Swiss Exchange's Listing Rules and Additional Rules for the Listing of Real Estate Companies.

Investor Relations

Vasco Cecchini, phone +41 (0)1 625 57 23
E-mail investor.relations@psp.info

www.psp.info

Additional information and all publications (including this Annual Report and the Articles of Association of the Company) are available on our website. The publications may also be requested at the above address of investor relations.


swisscom

Key Financial Figures by Area

(in CHF 1 000, at 31 December)

Area	Number of properties	Rental income	Operating expenses	Maintenance and renovation	Net rental income	In % of total	Gross potential income[1]	In % of total
Zurich								
2003	57	87 811	7 247	3 070	77 494	55.7%	104 084	58.0%
2002	55	66 393	3 975	2 040	60 378	47.8%	96 547	54.6%
Geneva								
2003	14	25 573	3 867	1 015	20 691	14.9%	23 649	13.2%
2002	15	21 438	2 434	840	18 165	14.4%	25 481	14.4%
Lausanne, Basel and Bern								
2003	19	24 993	2 397	1 537	21 058	15.1%	25 396	14.1%
2002	21	25 631	2 125	1 005	22 500	17.8%	25 059	14.2%
Other locations								
2003	26	25 510	3 496	1 943	20 071	14.4%	26 352	14.7%
2002	32	31 014	3 626	1 924	25 464	20.2%	29 612	16.8%
Objects under construction								
2003	1	n.a.	283	n.a.	-283	-0.2%	n.a.	n.a.
2002	2	n.a.	167	n.a.	-167	-0.1%	n.a.	n.a.
Overall total portfolio								
2003	**117**	**163 886**	**17 290**	**7 565**	**139 031**	**100.0%**	**179 481**	**100.0%**
2002	**125**	**144 476**	**12 327**	**5 809**	**126 340**	**100.0%**	**176 700**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December, based on the existing lease agreements.
[2] Potential market rent corresponds to the market rent as determined by the external property valuer.
[3] Based on the market valuation by the external property valuer.
[4] Market value estimated by the external property valuer resp. cost value as per reporting date for objects under construction.
[5] Rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[6] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[7] As per reporting date.
[8] In % of gross potential income.

Potential market rent[2]	In % of total	Net changes in fair value[3]	Market value properties[4]	In % of total	Implied yield gross[5]	Implied yield net[6]	Vacancy rate (CHF)[7,8]	Vacancy in m[2]	Vacancy rate (m[2])
104 658	56.6%	-13 925	1 620 134	57.4%	5.5%	4.8%	16.7%	60 189	15.9%
96 086	54.1%	37 459	1 523 647	52.6%	5.9%	5.4%	7.0%	27 608	7.7%
24 590	13.3%	12 843	393 758	14.0%	6.2%	4.9%	0.6%	501	0.9%
25 366	14.3%	18 010	415 725	14.4%	6.2%	5.2%	1.6%	1 216	2.0%
27 929	15.1%	-10 515	383 560	13.6%	6.3%	5.3%	4.3%	7 158	6.6%
26 253	14.8%	6 561	396 736	13.7%	6.6%	5.8%	1.7%	4 135	3.8%
27 704	15.0%	-23 121	332 160	11.8%	6.4%	5.1%	11.3%	18 253	11.9%
30 051	16.9%	19 117	402 407	13.9%	6.9%	5.7%	7.7%	15 162	9.2%
n.a.	n.a.	n.a.	92 888	3.3%	n.a.	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	n.a.	156 447	5.4%	n.a.	n.a.	n.a.	n.a.	n.a.
184 881	**100.0%**	**-34 718**	**2 822 500**	**100.0%**	**5.8%**	**5.0%**	**12.0%**	**86 101**	**12.4%**
177 756	**100.0%**	**81 146**	**2 894 962**	**100.0%**	**6.3%**	**5.5%**	**5.6%**	**48 121**	**6.9%**

31 December 2003 Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Zurich area							
Effretikon, Bahnhofstr. 28	2 921	1 887	1 716	0	285	3 888	46
Effretikon, Vogelsangstr. 15	1 676	3 682	0	0	0	3 682	61
Kilchberg, Seestr. 40,42	3 401	2 510	0	102	320	2 932	34
Rüschlikon, Moosstr. 2	6 798	5 774	0	0	3 064	8 838	111
Wallisellen, Handelszentrum	4 131	3 392	111	0	1 160	4 663	89
Wallisellen, Richtistr. 3	5 578	7 357	0	0	0	7 357	122
Wallisellen, Richtistr. 5	4 582	6 974	0	0	584	7 558	126
Wallisellen, Richtistr. 7	5 197	9 189	0	0	583	9 772	154
Wetzikon, Usterstr. 56	1 371	873	0	0	28	901	26
Zollikerberg, Bühlstr. 1	306	2 274	0	0	0	2 274	50
Zollikon, Alte Landstr. 101	1 664	765	423	0	0	1 188	31
Zurich, Albulastr. 57	1 266	2 426	0	0	345	2 771	53
Zurich, Alfred Escherstr. 17	275	895	0	0	12	907	0
Zurich, Altstetterstr. 124/Herrligstr.	3 782	12 415	494	0	0	12 909	107
Zurich, Bahnhofstr. 39	1 093	2 335	1 229	0	0	3 564	7
Zurich, Bernerstr. Süd 167,169	3 967	8 736	578	0	1 742	11 056	156
Zurich, Binzring 15/17	33 878	39 520	0	1 283	725	41 528	141
Zurich, Bleicherweg 10	719	2 685	167	0	43	2 895	2
Zurich, Börsenstr. 18	344	938	483	0	0	1 421	0
Zurich, Dufourstr. 56	900	2 309	286	0	116	2 711	12
Zurich, Flüelastr. 7	1 296	2 972	300	0	98	3 370	65
Zurich, Förrlibuckstr. 10	4 122	7 400	121	0	939	8 460	88
Zurich, Förrlibuckstr. 60/62	10 382	22 213	0	415	4 468	27 096	305
Zurich, Förrlibuckstr. 66	2 055	4 330	0	143	2 672	7 145	86
Zurich, Förrlibuckstr. 110	2 963	10 097	495	99	1 015	11 706	64
Zurich, Förrlibuckstr. 151 (Parkhaus)	3 495	0	1 737	0	91	1 828	1 005
Zurich, Förrlibuckstr. 178-180	3 538	8 545	1 240	555	445	10 785	101
Zurich, Förrlibuckstr. 181	1 789	4 545	0	145	235	4 925	39
Zurich, Füsslistr. 6	907	1 629	821	0	712	3 162	4
Zurich, Genferstr. 23	343	945	0	0	22	967	0
Zurich, Hardturmstr. 131-135	6 236	19 341	450	879	4 651	25 321	52
Zurich, Hardturmstr. 161/Förrlibuckstr. 150	8 225	30 970	635	284	4 984	36 873	87
Zurich, Hardturmstr. 169-175	5 189	11 201	825	126	6 487	18 639	41
Zurich, Hardturmstr. 181-185	6 993	20 309	0	0	369	20 678	187
Zurich, Hottingerstr. 10-12	1 922	3 070	0	152	534	3 756	17

[1] As per reporting date, in % of gross potential income.
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[3] Year of last overall renovation.
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG.
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment.

Gross potential income in CHF	Vacancy rate (CHF)[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
606 270	5.8%	5.4%	1963	1994	1.10.1999	R	SO	100.0%
651 632	1.2%	6.3%	1991		1.10.1999	R	SO	100.0%
686 592	11.8%	4.4%	1966	2001	1.10.1999	R	SO	100.0%
1 580 798	0.3%	6.1%	1969/89		1.6.2002	R	SO	100.0%
1 261 220	24.5%	3.3%	1992		1.10.1999	R	CO	23.7%
2 823 272	0.0%	5.5%	2000/01		1.11.2001	R	SO	100.0%
2 858 652	98.7%	-0.8%	2003		1.4.2003	R	SO	100.0%
3 738 624	100.0%	-0.8%	2003		1.4.2003	R	SO	100.0%
259 944	0.0%	8.4%	1989		1.10.1999	R	SO	100.0%
608 424	0.0%	5.9%	1976	1999	1.1.2000	R	SO	100.0%
457 512	1.0%	5.4%	1965	2000	1.10.1999	R	SO	100.0%
576 267	10.1%	4.6%	1986		31.12.2000	R	SO	100.0%
308 184	16.2%	3.8%	1907	2000	1.10.1999	R	SO	100.0%
3 085 032	0.0%	7.0%	1974/75	1997	1.10.1999	R	SO	100.0%
3 179 892	0.0%	4.4%	1911	1984/2003	1.1.2000	R	SO	100.0%
2 962 380	99.0%	1.2%	1974	1992	1.10.1999	R	SO	100.0%
11 166 680	0.0%	7.7%	1992		1.4.2001	R	SO	100.0%
1 534 620	0.0%	4.8%	1930	1985	1.10.1999	R	SO	100.0%
1 091 124	0.0%	4.0%	1885	1984	1.10.1999	R	SO	100.0%
1 152 024	0.0%	5.3%	1950		1.10.1999	R	SO	100.0%
894 048	0.0%	5.6%	1982	1998	1.10.1999	R	SO	100.0%
2 503 836	45.9%	-0.8%	1963	2002	29.6.2001	R	SO	100.0%
5 942 040	5.9%	4.9%	1989	1996	1.4.2001	R	SO	100.0%
1 357 175	27.0%	4.6%	1969	1992/2003/04	1.12.2002	A	SO	100.0%
2 258 194	7.4%	5.9%	1962	2000	1.12.2002	A	SO	100.0%
2 286 569	19.5%	4.5%	1975	2000	1.12.2002	S	SO	100.0%
2 642 001	10.9%	5.1%	1988		1.12.2002	S	SO	100.0%
1 254 250	97.4%	-1.0%	2002		1.12.2002	S	SO	100.0%
1 264 184	1.0%	4.4%	1925	1998	1.4.2001	R	SO	100.0%
473 388	0.0%	5.0%	1895	1998	1.10.1999	R	SO	100.0%
4 737 434	24.1%	5.5%	1982	1995	1.12.2002	S	SO	100.0%
6 105 902	4.9%	6.7%	1975	1999	1.12.2002	A	SO	100.0%
3 005 233	18.8%	5.8%	1952	1997	1.12.2002	A	SO	100.0%
5 499 898	10.7%	5.3%	1989		1.12.2002	S	SO	100.0%
873 592	0.0%	4.9%	1914/40	1994	1.4.2001	R	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Zurich area (continuation)							
Zurich, Kurvenstr. 17/Beckenhofstr. 26	657	1 599	0	0	142	1 741	34
Zurich, Limmatquai 4	529	2 338	436	0	0	2 774	0
Zurich, Limmatstr. 291	973	2 949	0	118	0	3 067	7
Zurich, Löwenstr. 22	250	606	276	0	74	956	5
Zurich, Merkurstr. 45	336	569	219	0	9	797	10
Zurich, Mühlebachstr. 6	622	621	0	0	0	621	7
Zurich, Mühlebachstr. 32	536	1 877	0	0	248	2 125	21
Zurich, Müllerstr. 71, Ankerstr. 114	920	2 509	0	0	56	2 565	6
Zurich, Obstgartenstr. 7	842	1 834	0	0	0	1 834	16
Zurich, Poststr. 3	390	1 278	233	0	192	1 703	0
Zurich, Schanzengraben 7,9	436	1 220	0	0	0	1 220	13
Zurich, Seebahnstr. 89	2 455	3 821	896	102	188	5 007	75
Zurich, Seefeldstr. 123	2 580	6 363	1 542	0	0	7 905	84
Zurich, Splügenstr. 6	430	993	0	0	54	1 047	8
Zurich, Stampfenbachstr. 48/Sumatrastr.	1 589	4 114	510	0	129	4 753	34
Zurich, Theaterstr. 12	1 506	2 286	4 332	0	0	6 618	5
Zurich, Walchestr. 11,15/Neumühlequai	1 074	2 797	139	0	472	3 408	6
Zurich, Winterthurerstr. 92	1 277	1 375	0	0	224	1 599	47
Zurich, Witikonerstr. 15	1 972	3 736	659	0	686	5 081	134
Zurich, Zeltweg 67	441	554	615	0	26	1 195	19
Zurich, Zurlindenstr. 134	487	1 222	278	0	12	1 512	20
Zurich, Zweierstr. 129	597	1 836	259	0	824	2 919	15
Total	**164 203**	**311 000**	**22 505**	**4 403**	**40 065**	**377 973**	**4 035**
Geneva area							
Carouge, Route des Acacias 50-52	4 666	8 772	209	0	173	9 154	155
Carouge, Rue de la Gabelle 6	990	998	0	0	0	998	4
Geneva, Cours de Rive 13,15/Helv. 25	882	4 328	1 131	0	10	5 469	64
Geneva, Rue Adrien-Lachenal 20	194	2 355	103	0	26	2 484	16
Geneva, Rue de Berne 6	926	3 279	0	0	65	3 344	0
Geneva, Rue de la Corraterie 24-26	1 005	1 608	547	112	0	2 267	6

[1] As per reporting date, in % of gross potential income.
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[3] Year of last overall renovation.
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG.
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment.

Gross potential income in CHF	Vacancy rate (CHF)[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
409 416	0.0%	4.6%	1971	1999	1.10.1999	R	SO	100.0%
1 841 736	0.0%	5.3%	1837	2000	1.1.2000	R	SO	100.0%
576 705	7.8%	4.3%	1985		1.4.2001	R	SO	100.0%
297 534	0.0%	4.0%	1964		31.12.2000	R	SO	100.0%
193 404	0.0%	4.6%	1895	1999	1.10.1999	R	SO	100.0%
242 640	0.0%	4.9%	1975		1.10.1999	R	FA	29.8%
758 448	0.0%	5.0%	1981		1.10.1999	R	SO	100.0%
549 266	8.2%	5.2%	1969/82		1.4.2001	R	SO	100.0%
498 084	0.0%	4.7%	1958	1981/2002	1.10.1999	R	SO	100.0%
1 581 720	10.8%	4.6%	1893	1999	1.10.1999	R	SO	100.0%
727 800	0.0%	4.9%	1976		1.10.1999	R	SO	100.0%
1 496 192	0.8%	6.8%	1959		1.4.2001	R	SO	100.0%
3 097 992	0.1%	5.9%	1972		1.10.1999	R	SO	100.0%
402 036	1.0%	4.1%	1896	1998	1.10.1999	R	SO	100.0%
1 514 597	0.4%	5.5%	1929	1999/2001	1.10.1999	R	SO	100.0%
4 065 924	7.1%	4.6%	1973	1993	1.10.1999	R	SO	100.0%
923 244	0.0%	4.8%	1919	2000	1.10.1999	R	SO	100.0%
418 872	1.3%	4.7%	1972	1997/2003	1.10.1999	R	SO	100.0%
1 504 164	6.3%	4.6%	1973	2000	1.10.1999	R	SO	100.0%
351 936	0.0%	4.9%	1965/66		1.10.1999	R	SO	100.0%
345 450	0.9%	4.7%	1972/73		1.10.1999	R	SO	100.0%
600 150	7.6%	4.4%	1958	2003	1.10.1999	R	SO	100.0%
104 084 197	**16.7%**	**4.8%**						
3 339 036	0.3%	5.7%	1965		31.12.2000	R	SO	100.0%
255 360	0.0%	4.7%	1987		1.1.2000	R	SO	100.0%
3 050 851	0.0%	4.6%	1981		1.10.1999	R	SO	100.0%
899 307	0.0%	4.7%	1973		1.10.1999	R	SO	100.0%
846 408	0.0%	5.2%	1895	1999	1.4.2001	R	SO	100.0%
750 924	0.0%	3.7%	1825	1996	1.10.1999	R	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Geneva area (continuation)							
Geneva, Rue de la Fontaine 5	226	1 048	174	0	77	1 299	0
Geneva, Rue des Bains 31bis,33,35	3 368	11 210	899	0	75	12 184	255
Geneva, Rue du Marché 40	798	2 960	2 103	0	18	5 081	0
Geneva, Rue du Mont-Blanc 12	258	1 322	155	0	0	1 477	0
Geneva, Rue du Prince 9-11	276	2 852	784	0	413	4 049	4
Geneva, Rue du XXXI-Décembre 8	1 062	3 162	454	0	79	3 695	0
Geneva, Rue F. Bonivard/Rue des Alpes	392	1 900	240	0	23	2 163	0
Geneva, Rue Pestalozzi 7	482	295	155	0	10	460	5
Total	**15 525**	**46 089**	**6 954**	**112**	**969**	**54 124**	**509**
Lausanne, Basel and Bern areas							
Lausanne, Av. de Cour 135	1 800	2 459	315	0	0	2 774	19
Lausanne, Chemin de Bossons 2	1 930	2 094	0	125	53	2 272	8
Lausanne, Place St-François 5	1 070	2 551	3 625	119	0	6 295	0
Lausanne, Place St-François 15	5 337	7 751	1 823	0	2 730	12 304	66
Lausanne, Rue Centrale 15	486	1 639	575	72	33	2 319	0
Lausanne, Rue du Grand-Chêne 2	555	1 757	1 089	0	0	2 846	0
Lausanne, Rue St-Martin 7	2 087	2 522	651	0	1 326	4 499	122
Basel, Dornacherstr. 210	4 994	7 236	4 387	0	1 548	13 171	6
Basel, Güterstr. 253	486	902	196	151	27	1 276	0
Basel, Hochstr. 16	7 018	16 318	0	0	0	16 318	227
Basel, Kirschgartenstr. 12-14	1 376	4 994	900	90	508	6 492	89
Basel, Marktgasse 5	330	915	168	82	20	1 185	0
Basel, St. Alban-Anlage 46	1 197	3 709	277	90	57	4 133	60
Basel, Steinengraben 51	607	0	3 317	0	0	3 317	0
Basel, Steinentorberg 8/12	2 845	7 285	328	0	6 790	14 403	69
Bern, Bollwerk 15	403	1 324	596	0	0	1 920	0
Bern, Eigerstr. 2	3 342	4 350	102	0	0	4 452	108
Bern, Seilerstr. 8	1 049	3 009	928	0	605	4 542	75
Bern, Waisenhausplatz 14	826	1 200	2 037	60	30	3 327	0
Total	**37 738**	**72 015**	**21 314**	**789**	**13 727**	**107 845**	**849**

[1] As per reporting date, in % of gross potential income.
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[3] Year of last overall renovation.
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG.
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment.

Gross potential income in CHF	Vacancy rate (CHF)[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
648 708	0.0%	5.0%	1920	2000/01	1.10.1999	R	SO	100.0%
4 195 588	0.6%	5.1%	1994		1.7.2002	R	SO	100.0%
4 895 172	0.0%	5.1%	1972		1.7.2002	R	SO	100.0%
531 876	0.0%	5.0%	1860	2000	1.10.1999	R	SO	100.0%
2 117 292	0.2%	4.8%	1966	2000/01	1.1.2000	R	SO	100.0%
1 070 040	0.6%	6.2%	1962	1992/2001	1.10.1999	R	SO	100.0%
928 932	0.0%	5.4%	1852	1995	1.10.1999	R	SO	100.0%
119 364	80.6%	-0.6%	1973	1999	1.10.1999	R	FA	18.3%
23 648 858	**0.6%**	**4.9%**						
615 510	0.0%	5.6%	1973	2001	1.10.1999	R	SO	100.0%
308 768	0.0%	5.9%	1971	1998	1.4.2001	R	SO	100.0%
1 405 320	0.0%	4.0%	1913	1989	1.10.1999	R	SO	100.0%
2 705 200	13.8%	5.4%	1900	1998	1.4.2001	R	SO	100.0%
588 828	0.0%	3.5%	1938	1987	1.1.2000	R	SO	100.0%
824 424	0.0%	5.3%	1910/11	1985/2001	1.10.1999	R	SO	100.0%
1 130 064	0.0%	4.9%	1962/63	1998/2002	31.12.2000	R	SO	100.0%
2 029 077	26.6%	5.0%	1969	1998	31.12.2000	R	SO	100.0%
252 984	53.4%	2.4%	1971		31.12.2000	R	SO	100.0%
4 362 276	0.0%	6.7%	1986	2000	1.1.2001	R	SO	100.0%
1 728 522	0.0%	5.0%	1978	2003	1.1.2000	R	SO	100.0%
313 856	13.5%	3.5%	1924	1975/2002	1.10.1999	R	SO	100.0%
1 151 604	0.0%	6.2%	1968	2000	1.10.1999	R	SO	100.0%
144 780	0.0%	4.7%	1934		1.10.1999	R	SO	100.0%
3 900 526	0.0%	5.8%	1991		1.12.2001	R	SO	100.0%
531 768	0.0%	4.9%	1924	2002	1.10.1999	R	SO	100.0%
980 112	0.0%	4.8%	1964	1999	1.10.1999	R	SO	100.0%
1 379 387	0.0%	5.6%	1971	2001	1.10.1999	R	SO	100.0%
1 043 376	0.0%	4.3%	1950	2001	1.10.1999	R	SO	100.0%
25 396 382	**4.3%**	**5.3%**						

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Other locations							
Aarau, Bahnhofstr. 18	496	1 295	629	0	274	2 198	34
Aarau, Bahnhofstr. 33	477	578	547	0	280	1 405	7
Allschwil, Lettenweg 118	6 125	5 703	400	0	13 061	19 164	115
Chur, Gäuggelistr. 1/7	7 688	14 218	1 556	134	1 071	16 979	80
Chur, Kornplatz 2	427	820	693	70	0	1 583	0
Frauenfeld, Metzgerstr. 5	2 534	1 142	226	0	2 358	3 726	15
Fribourg, Av. de Beauregard 1	1 657	3 176	0	0	10	3 186	67
Fribourg, Rue de la Banque 4/Rte d. Alpes	269	859	293	100	346	1 598	3
Gossau, Lagerstr. 4	40 209	7 883	601	300	14 231	23 015	497
Langenthal, Murgenthalstr. 12	5 880	3 894	0	0	0	3 894	28
Lugano, Via S. Balestra 12	1 660	4 450	313	115	165	5 043	84
Luzern, Alpenstr. 6	308	1 396	431	125	20	1 972	0
Luzern, Hirschmattstr. 36	636	2 905	141	104	0	3 150	10
Luzern, Maihofstr. 1	930	2 813	345	0	0	3 158	44
Neuchâtel, Rue de Draizes 3,5,7	17 764	10 700	0	0	5 499	16 199	270
Olten, Baslerstr. 44	657	2 002	423	101	325	2 851	21
Rapperswil, Alte Jonastr. 24/Neue Jonastr. 59	14 746	14 992	837	132	1 729	17 690	179
Sion, Av. de la Gare 27/Av. de Pratifori	3 671	4 874	148	355	691	6 068	104
Sion, Rue des Vergers 1	601	2 810	582	0	274	3 666	54
St. Gallen, Burggraben (Parkgarage)	n.a.	0	0	0	184	184	434
St. Gallen, Kornhausstr. 25	1 154	5 400	938	0	0	6 338	40
St. Gallen, Marktplatz 4	513	1 433	705	0	0	2 138	2
St. Gallen, Metzgergasse 9	155	0	721	0	0	721	0
St. Gallen, St. Leonhard-Kornhaus-Vadians	1 222	2 651	1 382	361	166	4 560	8

1 As per reporting date, in % of gross potential income.
2 Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
3 Year of last overall renovation.
4 R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG.
5 SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment.

Gross potential income in CHF	Vacancy rate (CHF)[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
607 248	1.4%	4.7%	1968	2001/02	1.1.2000	R	SO	100.0%
537 384	19.7%	4.3%	1971		1.10.1999	R	SO	100.0%
1 704 988	24.0%	3.7%	1972	2002	1.1.2001	R	SO	100.0%
2 928 481	1.8%	4.0%	1904/79	1998	1.4.2001	R	SO	100.0%
303 384	0.0%	5.8%	1890	1985	1.10.1999	R	SO	100.0%
458 315	7.8%	4.5%	1987		1.4.2001	R	SO	100.0%
812 916	0.0%	6.1%	1993		1.10.1999	R	SO	100.0%
320 700	16.8%	1.9%	1970	2001	1.1.2000	R	SO	100.0%
1 973 082	9.4%	6.0%	1998		1.4.2001	R	SO	100.0%
579 072	0.0%	7.7%	1972		1.10.1999	R	SO	100.0%
1 500 397	9.7%	5.2%	1976	1997	1.1.2000	R	SO	100.0%
419 606	0.3%	4.3%	1973	2000	1.10.1999	R	SO	100.0%
762 012	11.2%	4.2%	1969	1990/2001	1.1.2000	R	SO	100.0%
761 796	0.0%	5.8%	1989		1.10.1999	R	SO	100.0%
1 848 394	14.9%	6.0%	1962/95		1.4.2001	R	SO	100.0%
640 392	9.5%	6.0%	1964	1993/95	1.1.2000	R	SO	100.0%
3 029 877	34.7%	4.5%	1974/91		1.4.2001	R	SO	100.0%
652 805	16.4%	5.3%	1934/96	1998	1.4.2001	R	SO	100.0%
568 560	19.0%	5.8%	1988		1.10.1999	R	SO	100.0%
2 280 885	0.0%	5.0%	1989	2000	1.10.1999	R	SO	100.0%
1 370 148	0.0%	5.3%	1977		1.10.1999	R	SO	100.0%
546 936	0.0%	6.0%	1956	1991	1.10.1999	R	SO	100.0%
95 256	0.0%	5.1%	1958		1.10.1999	R	SO	100.0%
1 041 504	0.0%	5.3%	1910	1985	1.10.1999	R	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Other locations (continuation)							
Zug, Baarerstr. 73	648	1 035	158	45	50	1 288	15
Zug, Kolinplatz 2	285	747	115	100	114	1 076	1
Total	**110 712**	**97 776**	**12 184**	**2 042**	**40 848**	**152 850**	**2 112**
Objects under construction							
Petit-Lancy, Av. des Morgines 8-10	7 816	16 890	0	0	0	16 890	186
Total	**7 816**	**16 890**	**0**	**0**	**0**	**16 890**	**186**
Overall total portfolio	**335 994**	**543 770**	**62 957**	**7 346**	**95 609**	**709 682**	**7 691**

[1] As per reporting date, in % of gross potential income.
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties.
[3] Year of last overall renovation.
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG.
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment.

Additional information objects under construction

Location, address	Additional information	
Petit-Lancy, Av. des Morgines 8–10	Project description:	Office property. Investment sum CHF 96.0 million.
	State of project:	Development of the interior structure and installation of technical equipment.
		Leasing level (area) 100%.
	Letting:	1 February 2004

Gross potential income in CHF	Vacancy rate (CHF)[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
319 200	24.5%	5.4%	1964		1.10.1999	R	SO	100.0%
289 020	72.9%	4.2%	1491	1925/70	1.10.1999	R	SO	100.0%
26 352 358	**11.3%**	**5.1%**						
n.a.	n.a.	n.a.	2002/03/04		1.2.2004	R	SO	100.0%
179 481 795	**12.0%**	**5.0%**						

Sold properties in 2003

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces	Beginning of benefit period	End of benefit period	Seller[1]
Basel, Hirschgässlein 42	244	379	0	369	14	762	2	31.12.2000	31.5.2003	R
Bern, Bolligenstr. 52,54	135	183	13	0	23	219	6	1.10.1999	31.5.2003	R
Biel, Neuengasse 43	492	1 488	1 363	160	0	3 011	2	1.1.2000	30.9.2003	R
Geneva, Av. de la Paix 1,3	753	5 001	401	0	20	5 422	26	1.10.1999	31.12.2003	R
Glarus, Gemeindehausplatz 3	198	1 061	212	0	0	1 273	0	1.10.1999	30.6.2003	R
Lugano, Via S. Balestra 17	1 502	3 491	392	0	538	4 421	47	1.10.1999	31.12.2003	R
Rorschach, Signalstr. 15	691	743	277	0	160	1 180	3	1.10.1999	31.5.2003	R
Weinfelden, Bahnhofstr. 22	1 354	1 058	0	0	10	1 068	17	1.10.1999	30.9.2003	R
Zug, Alpenstr. 9	548	1 653	240	0	0	1 893	24	1.10.1999	31.12.2003	R

[1] R = PSP Real Estate Ltd.

Applied discount rates year-end valuation 2003

	Zurich area		Geneva area	
Discount rates in %	Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000
5.25 – 5.49	1	68 820		
5.50 – 5.74	5	204 900	1	88 680
5.75 – 5.99	10	146 587	6	151 020
6.00 – 6.24	30	788 999	5	148 960
6.25 – 6.49	6	337 717	1	3 569
6.50 – 6.74	3	62 203	1	1 529
6.75 – 7.00	2	10 908		
Total	**57**	**1 620 134**	**14**	**393 758**

The discount rates which are applied by the external, independent valuation company on the recurring (half-yearly) revaluations, are property-related. They take into consideration factors such as location, quality of tenants, ownership status and quality of building.

The calculated, weighted average discount rate on the whole portfolio was 6.1% at the end of 2003 (end of 2002: 5.54%).

Expiry of lease contracts end of 2003

(in CHF 1 000)	Rental income[1]	Market adjustment option by PSP Swiss Property In % of total	Rental income[1]	Legal termination option by tenant In % of total
Contracts not limited in time, but subject to notice	13 372	8%	12 748	8%
2004	20 741	13%	28 814	18%
2005	11 688	7%	15 615	10%
2006	28 365	18%	29 088	18%
2007	16 183	10%	14 218	9%
2008	16 432	10%	17 515	11%
2009	8 086	5%	7 134	5%
2010	6 579	4%	4 709	3%
2011	5 989	4%	5 975	4%
2012	2 222	1%	1 961	1%
2013	6 426	4%	16 517	10%
2014+	21 829	14%	3 618	2%
Total	**157 912**	**100%**	**157 912**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2003.

Lausanne, Basel and Bern areas		Other locations		Overall total portfolio	
Number of properties	**Market value in CHF 1 000**	**Number of properties**	**Market value in CHF 1 000**	**Number of properties**	**Market value in CHF 1 000**
				1	68 820
2	37 440			8	331 020
5	93 135	2	52 066	23	442 808
8	214 374	10	95 350	53	1 247 683
2	31 791	7	96 174	16	469 251
2	6 820	7	88 570	13	159 122
				2	10 908
19	**383 560**	**26**	**332 160**	**116**	**2 729 612**

Tenant structure end of 2003

(in CHF 1 000)	Rental income[1]	In % of total
Swisscom	26 003	16%
Zurich Financial Services	9 068	6%
UBS	5 762	4%
Migros	4 262	3%
Credit Suisse	4 251	3%
Next five largest tenants	14 964	9%
Other	93 601	59%
Total	**157 912**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2003.

PSP Swiss Property Group
Five Year Review

(in CHF 1 000)	1999[1]	2000	2001	2002	2003
Rental income	64 917	78 460	119 843	144 476	163 886
Net changes in fair value of real estate investments	7 190	90 185	128 803	81 146	-34 718
Income from property sales	0	-24	704	4 855	533
Income from investments in associated companies	0	0	53 729	4 513	-1 383
Income from real estate services	25 545	29 398	36 146	33 642	30 624
Total operating income	**97 652**	**198 019**	**339 225**	**268 632**	**158 944**
Total operating expenses	**-48 468**	**-35 998**	**-51 044**	**-48 266**	**-55 197**
Operating profit before financial expenses	**49 184**	**162 021**	**288 181**	**220 366**	**103 746**
Net financial expenses	-10 106	-11 457	-30 375	-33 066	-34 592
Operating profit before taxes	**39 078**	**150 564**	**257 806**	**187 300**	**69 154**
Taxes	-6 615	- 31 039	-46 336	-34 787	-9 729
Net income	**32 463**	**119 525**	**211 470**	**152 513**	**59 425**
Net income excluding gains/losses on real estate investments[2]	**26 855**	**50 515**	**63 790**	**79 463**	**93 403**
Cash flow from operating activities	19 943	69 650	70 256	128 636	69 144
Cash flow from investing activities	-3 603	-329 010	-656 000	-531 391	-17 324
Cash flow from financing activities	-21 610	265 862	604 905	416 095	-45 938
Non-current assets	1 086 731	1 502 761	2 335 164	2 971 550	2 947 206
Current assets	23 968	28 357	60 804	64 049	65 373
Shareholders' equity	**748 067**	**998 932**	**1 440 783**	**1 524 995**	**1 561 112**
Shareholders' equity in % of total assets	67.4%	65.2%	60.1%	50.2%	51.8%
Return on equity[3]	4.4%	13.0%	17.7%	10.4%	3.9%
Non-current liabilities	245 328	413 011	483 399	788 764	1 072 324
Current liabilities	117 304	119 175	471 786	721 840	379 144
Total assets	**1 110 699**	**1 531 118**	**2 395 968**	**3 035 599**	**3 012 579**
Real estate investments	1 081 070	1 499 586	2 264 486	2 894 962	2 822 500
Number of properties	81	102	118	125	117
Implied yield, gross	6.0%	6.1%	6.4%	6.3%	5.8%
Implied yield, net	4.9%	5.1%	5.6%	5.5%	5.0%
Vacancy rate (CHF)	3.1%	2.8%	3.8%	5.6%	12.0%
Employees	157	164	173	179	174

(in CHF)	1999[1]	2000	2001	2002	2003
Per share figures[4]					
Earnings per share (EPS)[5]	6.49	20.83	31.78	20.18	7.85
EPS excluding gains/losses on real estate investments[5,6]	**5.37**	**8.80**	**9.59**	**10.51**	**12.33**
Cash flow from operating activities per share[5]	3.99	12.14	10.56	17.02	9.13
Net asset value per share (NAV)[7]	**149.61**	**170.87**	**188.96**	**202.34**	**204.07**
NAV per share before deferred tax[7]	149.56	174.81	196.42	213.50	214.48
Dividend per share	**n.a.**	**4.00**	**5.00**	**6.00**	**6.60**[8]
Number of issued shares	5 000 000	5 916 680	7 650 000	7 650 000	7 650 000
Number of own shares	0	70 444	25 000	113 125	0
Number of outstanding shares	5 000 000	5 846 236	7 625 000	7 536 875	7 650 000
Weighted average number of shares	5 000 000	5 738 494	6 654 963	7 558 682	7 572 224
Share price (high/low)[9]	n.a.	156.00/140.00	157.25/147.25	159.50/144.50	182.00/148.00
Share price end of period	n.a.	156.00	152.00	149.50	175.00

1 Historical combined, restated.
2 Net income before net changes in fair value of own real estate investments and those of associated companies, before the realised income on property sales and before all the related taxes.
3 Net income in proportion to weighted shareholders' equity.
4 Registered shares with a nominal value of CHF 100 each.
5 Based on weighted average number of shares.
6 Basis: Net income excluding gains/losses on real estate investments, see footnote 2.
7 Based on outstanding number of shares, before dividend payment.
8 Proposal to the Annual General Meeting on 10 May 2004.
9 First trading day on the SWX Swiss Exchange: 7 March 2000.

WTF Real Estate Portfolio
Key Financial Figures by Canton

Canton	Number of properties	Rental income	Net rental income	In % of total
(in CHF 1 000, at 31 December)				
Zurich				
2003	12	15 826	13 529	16.7%
2002	14	16 763	13 997	17.0%
Geneva				
2003	12	7 798	6 768	8.4%
2002	14	7 730	6 678	8.1%
Bern				
2003	28	34 098	27 573	34.0%
2002	29	34 783	28 281	34.4%
Other cantons				
2003	41	40 824	33 160	40.9%
2002	57	40 458	33 257	40.5%
Overall total portfolio				
2003	**93**	**98 547**	**81 031**	**100.0%**
2002	**114**	**99 734**	**82 212**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December, based on the existing lease agreements.
[2] Market value estimated by the external property valuer.
[3] As per reporting date.
[4] In % of gross potential income.

Gross potential income[1]	In % of total	Market value properties[2]	In % of total	Vacancy rate (CHF)[3,4]	Vacancy in m²	Vacancy rate (m²)
17 213	16.2%	217 271	18.9%	7.9%	7 230	6.2%
17 755	15.7%	227 111	17.7%	8.3%	7 426	6.2%
8 738	8.2%	105 017	9.2%	16.1%	6 255	12.8%
9 154	8.1%	115 148	9.0%	14.8%	6 456	11.9%
36 396	34.3%	373 659	32.6%	5.2%	14 186	6.3%
37 019	32.7%	404 474	31.5%	6.7%	18 005	7.7%
43 712	41.2%	450 823	39.3%	17.9%	59 298	20.6%
49 297	43.5%	537 808	41.9%	18.2%	67 984	20.9%
106 060	**100.0%**	**1 146 770**	**100.0%**	**11.8%**	**86 969**	**12.8%**
113 225	**100.0%**	**1 284 541**	**100.0%**	**12.6%**	**99 871**	**13.6%**

WTF Real Estate Portfolio
Property Details

31 December 2003 Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Canton of Zurich					
Herrliberg, Sunnhaldenstr. 12	2 514	833	0	190	79
Küsnacht, Alte Landstr. 135/137	2 149	1 158	0	333	0
Urdorf, Heinrich-Stutzstr. 27/29	30 671	43 211	250	302	3 773
Uster, Quellenstr. 2-4	2 731	3 076	0	327	364
Winterthur, Tössfeldstr. 35/37	13 343	4 840	1 761	308	5 365
Zurich, Aargauerstr. 10	18 999	0	0	625	27 650
Zurich, Aargauerstr. 10	-	948	0	0	0
Zurich, Forchstr. 261	2 094	2 723	38	106	0
Zurich, Gutenbergstr. 1/9	1 488	7 575	203	141	587
Zurich, Letzigraben 75	2 244	305	0	105	2 072
Zurich, Zurlinden 111/Bremgartnerstr. 51	1 388	2 156	0	194	1 204
Zurich, Zypressenstr. 60	1 718	3 482	0	0	93
Total	**79 339**	**70 307**	**2 252**	**2 631**	**41 187**
Canton of Geneva					
Châtelaine, Rue Jean-Simonet 12	2 373	1 524	0	121	0
Chêne-Bourg, Chemin de la Mousse 8	931	1 216	0	83	304
Geneva, Av. Dumas 21	2 877	3 938	0	0	203
Geneva, Rue du Grand-Pré 54-56	322	2 430	0	0	46
Geneva, Rue du Grand-Pré 58	379	1 115	0	0	0
Geneva, Rue du Grand-Pré 58	2 163	2 139	0	338	0
Geneva, Rue Richard-Wagner 6	6 634	10 158	0	0	0
Geneva, Rue Rossi 16	1 544	6 713	131	0	86
Meyrin, Chemin du Jardin-Alpin 2	2 974	1 101	0	181	991
Vernier, Chemin de l'Etang 53-57	3 101	8 037	0	136	2 297
Vernier, Chemin de l'Etang 61	5 229	0	0	129	2 659
Vernier, Chemin de l'Etang 65	3 765	2 923	0	0	0
Total	**32 292**	**41 294**	**131**	**988**	**6 586**

[1] As per reporting date, in % of gross potential income.
[2] Year of last overall renovation.
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right.

Total rentable area m²	Parking spaces	Vacancy rate (CHF)[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
1 102	5	25.5%	1976	1991	1.4.2001	SO	100.0%
1 491	8	8.4%	1971	1991	1.4.2001	SO	100.0%
47 536	128	2.4%	1976	2002	1.4.2001	SO	100.0%
3 767	31	10.1%	1956/76	1991	1.4.2001	SO	100.0%
12 274	276	27.0%	1990		1.4.2001	SO	100.0%
28 275	299	0.9%	1974	1997	1.4.2001	SO	100.0%
948	0	20.2%	1991	1997	1.4.2001	SO	100.0%
2 867	14	0.0%	1961	1991	1.4.2001	SO	100.0%
8 506	12	0.3%	1969	1986	1.4.2001	SO	100.0%
2 482	5	30.2%	1949/1980	1989	1.4.2001	SO	100.0%
3 554	55	27.6%	1938/1990		1.4.2001	SO	100.0%
3 575	47	12.6%	1972		1.4.2001	FA	83.8%
116 377	**880**	**7.9%**					
1 645	17	0.0%	1972	1995	1.4.2001	SO	100.0%
1 603	7	0.7%	1970	1995	1.4.2001	SO	100.0%
4 141	33	13.8%	1965	1985	1.4.2001	SO	100.0%
2 476	6	74.2%	1984		1.4.2001	SO	100.0%
1 115	36	46.9%	1984		1.4.2001	SO	100.0%
2 477	0	14.2%	1984	1992	1.4.2001	SO	100.0%
10 158	67	0.0%	1986	1998	1.4.2001	SO	100.0%
6 930	31	35.2%	1972	1991	1.4.2001	SO	100.0%
2 273	8	0.2%	1975	1989	1.4.2001	SO	100.0%
10 470	142	0.5%	1980	2002	1.4.2001	SO	100.0%
2 788	275	5.6%	1985	1998	1.4.2001	SO	100.0%
2 923	40	25.5%	1972	1990	1.4.2001	SO	100.0%
48 999	**662**	**16.1%**					

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Canton of Bern					
Bern, Effingerstr. 19	417	741	0	0	69
Bern, Galgenfeldweg 18	2 707	2 692	0	0	80
Bern, Haslerstr. 30/Effingerstr. 47	1 699	5 653	0	297	461
Bern, Laupenstr. 10	969	1 813	704	0	0
Bern, Laupenstr. 18	2 717	5 208	0	140	324
Bern, Laupenstr. 18a	-	2 934	176	0	297
Bern, Libellenweg 21	n.a.	667	254	325	1 418
Bern, Ostermundigenstr. 91	n.a.	18 228	0	0	728
Bern, Ostermundigenstr. 93	47 948	14 516	0	0	172
Bern, Ostermundigenstr. 95	n.a.	202	1 055	0	340
Bern, Ostermundigenstr. 99	n.a.	7 913	0	0	14 304
Bern, Ostermundigenstr. 99a	-	5 972	0	0	5 264
Bern, Ostermundigenstr. 103	n.a.	12 584	0	0	5 620
Bern, Rosenweg 32	1 138	0	0	118	1 282
Bern, Scheibenstr. 20	3 277	3 286	0	270	775
Bern, Wankdorffeldstr. 98	n.a.	0	0	364	358
Bern, Wankdorffeldstr. 102	n.a.	6 697	0	0	3 847
Bern, Zentweg 27	2 055	4 292	0	0	0
Bern, Zentweg 46	3 702	9 275	0	0	546
Biel/Bienne, Aarbergstr. 94	4 928	14 493	218	0	589
Biel/Bienne, Aarbergstr. 107	5 352	11 352	1 169	2 879	1 525
Gwatt (Thun), Eisenbahnstr. 95	14 291	7 638	0	134	299
Interlaken, Aareckstr. 6	5 007	4 610	0	375	762
Ostermundigen, Bernstr. 5	3 005	4 466	0	0	0
Ostermundigen, Poststr. 6	12 368	16 145	699	256	764
Ostermundigen, Poststr. 25	3 371	3 277	0	0	0
Thun, Aarestr. 38B	1 829	3 575	433	0	339
Thun, Gewerbestr. 15	2 731	8 101	0	127	166
Total	**119 511**	**176 330**	**4 708**	**5 285**	**40 329**

[1] As per reporting date, in % of gross potential income.
[2] Year of last overall renovation.
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right.

Total rentable area m²	Parking spaces	Vacancy rate (CHF)[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
810	0	2.7%	1930		1.4.2001	SO	100.0%
2 772	31	0.0%	1985		1.4.2001	FA	45.0%
6 411	16	17.4%	1964/76	1995	1.4.2001	SO	100.0%
2 517	9	0.0%	1965	1997	1.4.2001	SO	100.0%
5 672	19	7.7%	1935	1997	1.4.2001	SO	100.0%
3 407	13	10.7%	1960		1.4.2001	SO	100.0%
2 664	0	2.1%	1986		1.4.2001	SO	100.0%
18 956	472	0.9%	1965	2002	1.4.2001	SO	100.0%
14 688	0	0.0%	1969	2000/2003	1.4.2001	SO	100.0%
1 597	4	2.0%	1971	1986	1.4.2001	SO	100.0%
22 217	0	1.4%	1970	1998	1.4.2001	SO	100.0%
11 236	0	14.3%	1955		1.4.2001	SO	100.0%
18 204	0	0.0%	1991	2000	1.4.2001	SO	100.0%
1 400	40	42.4%	1976		1.4.2001	SO	100.0%
4 331	21	14.4%	1952/1985		1.4.2001	SO	100.0%
722	25	9.9%	1955	1992	1.4.2001	BR	100.0%
10 544	40	12.6%	1955	1992	1.4.2001	BR	100.0%
4 292	26	0.0%	1990		1.4.2001	SO	100.0%
9 821	74	0.2%	1989		1.4.2001	SO	100.0%
15 300	17	17.4%	1928/62	1986/93	1.4.2001	SO	100.0%
16 925	63	15.4%	1994		1.4.2001	SO	100.0%
8 071	87	1.2%	1982		1.4.2001	SO	100.0%
5 747	63	5.7%	1978		1.4.2001	SO	100.0%
4 466	45	0.0%	1976		1.4.2001	FA	96.7%
17 864	124	0.1%	1994		1.4.2001	SO	100.0%
3 277	5	0.0%	1991		1.4.2001	FA	31.0%
4 347	84	1.8%	1961	1988/99	1.4.2001	SO	100.0%
8 394	37	0.9%	1975	1983/95	1.4.2001	SO	100.0%
226 652	**1 315**	**5.2%**					

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Other cantons					
Aarau, Bahnhofstr. 102	6 088	11 506	0	97	1 671
Arlesheim, Schorenweg 10	33 584	17 245	849	471	12 035
Baden, Bahnhofstr. 31	3 377	10 936	0	208	956
Basel, Grosspeterstr. 18-20	12 040	12 752	326	318	371
Basel, Mattenstr. 24	1 633	242	0	227	4 029
Basel, Zwingerstr. 25	3 714	4 624	181	277	1 895
Chur, Grossbruggerweg 2	23 070	2 172	5 400	261	5 745
Chur, Tittwiesenstr. 27/29	1 885	2 503	0	0	1 265
Epalinges, Au Grand Chemin 63	2 185	0	0	0	816
Fribourg, Abbé-Bovet 4	1 830	7 541	0	129	0
Fribourg, Route de Villars 101	3 706	3 333	0	0	0
Fribourg, Route des Arsenaux 41	4 310	8 619	1 311	331	924
Giubiasco, Via Ferriere 11	20 411	4 485	96	149	13 428
Jona, Eichwiesstr. 20	18 593	4 244	222	136	7 067
Kriens, Sternmatt 6	29 483	7 958	3 365	271	11 638
Lausanne, Av. de Sévelin 40	3 060	1 980	0	0	5 658
Lausanne, Av. de Sévelin 46	3 320	7 739	893	224	7 845
Lausanne, Av. de Sévelin 54	1 288	541	0	0	2 532
Lausanne, Chemin de Bellerive 3bis	1 283	0	0	114	1 026
Lausanne, Chemin de Renens 30	2 069	2 225	0	116	0
Lausanne, Rue de Sébeillon 1-3	2 870	5 294	0	180	5 639
Lausanne, Rue de Sébeillon 2	5 955	747	0	0	375
Meggen, Neuhusstr. 3	3 081	4 003	0	0	100
Montreux, Chemin du Petit-Clos	1 162	1 230	0	0	395
Muralto, Via d'Alberti 5	3 406	406	0	151	4 596

[1] As per reporting date, in % of gross potential income.
[2] Year of last overall renovation.
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right.

Total rentable area m²	Parking spaces	Vacancy rate (CHF)[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
13 274	95	3.5%	1977	1998	1.4.2001	SO	100.0%
30 600	440	11.0%	1974	1990/96	1.4.2001	SO	100.0%
12 100	109	1.2%	1931/1979		1.4.2001	SO	100.0%
13 767	239	3.6%	1988		1.4.2001	SO	100.0%
4 498	21	33.5%	1973		1.4.2001	SO	100.0%
6 977	96	16.8%	1948	1995	1.4.2001	SO	100.0%
13 578	204	13.6%	1978/89		1.4.2001	SO	100.0%
3 768	67	51.2%	1993		1.4.2001	SO	100.0%
816	4	28.3%	1986/87		1.4.2001	SO	100.0%
7 670	0	8.2%	1901/74	1988/97	1.4.2001	SO	100.0%
3 333	63	23.0%	1960	1994	1.4.2001	SO	100.0%
11 185	167	11.2%	1997		1.4.2001	SO	100.0%
18 158	124	61.7%	1997	1998/99	1.4.2001	SO	100.0%
11 669	289	45.9%	1979/93		1.4.2001	SO	100.0%
23 232	522	6.4%	1986		1.4.2001	SO	100.0%
7 638	139	53.1%	1991/92		1.4.2001	SO	100.0%
16 701	16	16.1%	1994	1996	1.4.2001	SO	100.0%
3 073	2	52.6%	1932	1990/2002	1.4.2001	SO	100.0%
1 140	6	35.2%	1956	1994	1.4.2001	SO	100.0%
2 341	7	0.0%	1949/50	1991	1.4.2001	SO	100.0%
11 113	160	31.9%	1963	1998	1.4.2001	SO	100.0%
1 122	256	5.5%	1930	1998	1.4.2001	SO	100.0%
4 103	23	0.0%	1978		1.4.2001	SO	100.0%
1 625	6	16.7%	1981		1.4.2001	SO	100.0%
5 153	38	59.3%	1978	2002	1.4.2001	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residen-tial area m²	Other area m²
Other cantons (continuation)					
Neuchâtel, Rue de la Maladière 23	3 337	5 037	0	184	0
Olten, Amthausquai 21	1 975	2 277	0	0	1 756
Olten, Belchenstr. 7	695	922	0	0	497
Olten, Neuhardstr. 33	4 544	11 082	29	170	259
Payerne, Rue du Collège	637	1 111	369	173	16
Renens, Av. du Temple 3	1 901	1 776	0	0	0
Sion, Rue de l'Industrie 10	14 010	4 672	163	189	98
Sion, Rue de l'Industrie 10 Pavillon	429	585	0	0	0
Solothurn, Poststr. 2	1 419	4 106	1 063	109	828
St. Gallen, Farbgutstr. 3	1 881	344	0	87	1 170
St. Gallen, Schochengasse 6	1 316	4 214	0	0	200
St. Gallen, Wassergasse 18	668	1 047	0	0	1 171
St. Gallen, Wassergasse 42/44	1 714	3 382	0	111	51
St. Gallen, Wassergasse 50/52	1 373	3 302	279	0	0
Viganello, Via Generale Guisan 3	6 681	2 009	0	170	720
Weinfelden, Wilerstr. 2	3 212	1 684	0	152	1 099
Total	**239 195**	**169 875**	**14 546**	**5 005**	**97 871**
Overall total portfolio	**470 337**	**457 806**	**21 637**	**13 909**	**185 973**

[1] As per reporting date, in % of gross potential income.
[2] Year of last overall renovation.
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right.

Total rentable area m²	Parking spaces	Vacancy rate (CHF)[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
5 221	29	3.5%	1988		1.4.2001	SO	100.0%
4 033	18	98.2%	1921		1.4.2001	SO	100.0%
1 419	8	0.4%	1950	1989	1.4.2001	SO	100.0%
11 540	69	7.5%	1972		1.4.2001	SO	100.0%
1 669	0	0.8%	1989/90		1.4.2001	SO	100.0%
1 776	20	20.4%	1962	1998	1.4.2001	SO	100.0%
5 122	216	1.2%	1981	1992	1.4.2001	SO	100.0%
585	0	42.3%	1990		1.4.2001	SO	100.0%
6 106	23	26.6%	1969		1.4.2001	SO	100.0%
1 601	10	0.0%	1953	1990	1.4.2001	SO	100.0%
4 414	69	6.3%	1971		1.4.2001	SO	100.0%
2 218	5	14.8%	1970		1.4.2001	SO	100.0%
3 544	87	0.5%	1966	2000	1.4.2001	FA	88.2%
3 581	43	0.0%	1998		1.4.2001	SO	100.0%
2 899	119	55.3%	1968	1994	1.4.2001	SO	100.0%
2 935	27	0.0%	1973/74	1990/91	1.4.2001	SO	100.0%
287 297	**3 836**	**17.9%**					
679 325	**6 693**	**11.8%**					

Sold properties in 2003

Location, address	Land area m²	Office area m²	Retail area m²
Altdorf, Bahnhofstr. 11	1 854	2 507	0
Baden, Haselstr. 11	490	269	0
Bellinzona, Via C. Pellandini 2	3 642	3 974	0
Davos Platz, Platzstr. 3	1 571	0	0
Glarus, Bahnhofstr. 14/16	983	331	585
Grand-Lancy, Chemin de Semailles 50	3 078	1 679	0
Le Grand-Saconnex, Chemin Jacques-Attenville 9	5 876	1 893	0
Luzern, Hirschengraben 49	2 614	2 751	516
Neuchâtel, Av. Edouard-Dubois 20	17 661	8 100	517
Olten, Haslistr. 42,60,80	2 267	0	0
Olten, Haslistr. 70 (68)	734	0	0
Olten, Haslistr. 72	6 567	3 067	302
Olten, Haslistr. 72	1 641	808	0
Olten, Haslistr. 74	6 606	0	0
Olten, Haslistr. 102	377	0	0
Schwyz, Postplatz 5	1 193	545	244
Steinhausen, Sumpfstr. 6	8 348	2 230	0
Sursee, Schellenrainstr. 13	7 889	2 406	0
Thun, Bälliz 60/60A	1 532	3 861	15
Winterthur, Rudolfstr. 17	936	687	256
Winterthur, Wartstr. 2	585	1 990	357

Residential area m²	Other area m²	Total rentable area m²	Parking spaces	Beginning of benefit period	End of period
155	756	3 418	24	1.4.2001	30.9.2003
119	0	388	9	1.4.2001	31.7.2003
243	1 143	5 360	79	1.4.2001	30.9.2003
0	1 688	1 688	13	1.4.2001	30.4.2003
610	43	1 569	17	1.4.2001	31.5.2003
122	0	1 801	22	1.4.2001	30.11.2003
184	421	2 498	26	1.4.2001	30.9.2003
137	61	3 465	49	1.4.2001	31.5.2003
0	44	8 661	99	1.4.2001	30.9.2003
0	0	0	48	1.4.2001	30.9.2003
0	471	471	0	1.4.2001	30.9.2003
0	921	4 290	61	1.4.2001	30.9.2003
0	1 368	2 176	0	1.4.2001	30.9.2003
0	2 462	2 462	112	1.4.2001	30.9.2003
0	398	398	0	1.4.2001	30.9.2003
133	191	1 113	19	1.4.2001	30.9.2003
174	1 790	4 194	48	1.4.2001	30.9.2003
122	191	2 719	63	1.4.2001	30.9.2003
0	245	4 121	0	1.4.2001	30.9.2003
155	790	1 888	14	1.4.2001	28.2.2003
0	185	2 532	2	1.4.2001	31.12.2002

Customer Care

Efficient, Competent and Local

Regional branch networt

Thanks to its broad regional presence, PSP Swiss Property has profound knowledge of the local real estate markets. The well-developed network of offices allows an efficient management of all properties.

Management of PSP Swiss Property

Fritz Jörg
Chief Executive Officer

Luciano Gabriel
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Head Real Estate Services

Company addresses

PSP Real Estate Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP West V AG, PSP West A AG
PSP West S AG, PSP West I AG
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP Management Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax [illegible]

Branch offices of PSP Management Ltd

Aarau
Branch manager:
Thomas Bracher
PSP Management Ltd
Rain 53, PO Box
CH-5001 Aarau
Phone +41 (0)62 837 76 76
Fax +41 (0)62 837 76 77

Basel
Branch manager:
Andreas Trächslin
PSP Management Ltd
Webergasse 34, PO Box
CH-4005 Basel
Phone +41 (0)61 686 40 40
Fax +41 (0)61 686 40 41

Rheinfelden office
PSP Management Ltd
Augarten Zentrum, PO Box
CH-4310 Rheinfelden 2
Phone +41 (0)61 836 90 60
Fax +41 (0)61 836 90 66

Bern
Branch manager:
Olivier Moser
PSP Management Ltd
Eigerstrasse 60, PO Box
CH-3000 Bern 23
Phone +41 (0)31 378 60 60
Fax +41 (0)31 378 60 61

Geneva
Manager for French-speaking Switzerland:
Roland Zbinden
PSP Management Ltd
Rue des Caroubiers 23, PO Box 1232
CH-1227 Carouge
Phone +41 (0)22 827 02 02
Fax [illegible]

Lausanne
Branch manager:
Jean-Jacques Morard
PSP Management Ltd
Avenue de Cour 135, PO Box 128
CH-1000 Lausanne
Telephone+41 (0)21 613 70 70
Fax +41 (0)21 613 70 75

Zurich 1
Branch manager:
René Lüscher
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 84

Zurich 2
Branch manager:
Markus Hux
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 63

St. Gallen office
PSP Management Ltd
Rorschacherstrasse 304, PO Box
CH-9016 St. Gallen
Phone +41 (0)71 288 94 94
Fax +41 (0)71 288 93 94

Agenda
Annual General Meeting 2004
10 May 2004, Kongresshaus Zurich

Stock Exchange, Trade Symbols
SWX Swiss Exchange: symbol PSPN, security number 1042810
Reuters: PSPZn.S
Bloomberg: PSPN SW

Tax Representation in Germany
Repräsentantengesellschaft
für Auslandfonds mbH
Ganghoferstrasse 33
DE-80339 Munich

Imprint

Concept, layout: Glutz AG, Basel
Photos: Christoph Kern, Basel
Printing: Druckerei Kyburz AG, Dielsdorf

March 2004